UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2010

On November 9, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2010. Attached hereto is a copy of the press release and supplementary data thereto, both dated November 9, 2010, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2011. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three and six months ended September 30, 2010 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: November 9, 2010

Financial Results Release	November 9, 2010
For the Six Months Ended September 30, 2010	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department / TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: November 10, 2010

Scheduled date of dividend payments: December 13, 2010

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2010	4,999,067	0.0%	726,958	12.4%	710,295	10.4%	315,236	11.7%
Six months ended September 30, 2009	4,998,108	(3.2)%	646,770	(13.2)%	643,590	(16.5)%	282,244	(30.5)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2010	238.24	(yen)	—	(yen)
Six months ended September 30, 2009	213.29	(yen)	—	(yen)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2010	18,743,448	10,034,949	7,989,010	42.6%	6,037.73	(yen)
March 31, 2010	18,939,055	9,770,879	7,788,153	41.1%	5,885.86	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2010	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2011	—	60.00	(yen)	—	—		—
Year Ending March 31, 2011 (Forecasts)	—	—		—	60.00	(yen)	120.00	(yen)

Note: Change in forecasts of dividends during the three months ended September 30: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2011 (April 1, 2010 – March 31, 2011)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2011	10,140,000	(0.4)%	1,180,000	5.6%	1,150,000	2.7%	500,000	1.6%	377.88	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2011 during the three months ended September 30, 2010: Yes

4.	Others

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2010, which resulted in changes in the scope of consolidation : None

(Changes in significant subsidiaries for the six months ended September 30, 2010 which resulted in changes in scope of consolidation)

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(Application of simplified or exceptional accounting for quarterly consolidated financial statements)

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None
(For further details, please see “Others” on page 11.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

September 30, 2010 : 1,574,120,900 shares

March 31, 2010 : 1,574,120,900 shares

2. Number of treasury stock:

September 30, 2010 : 250,940,905 shares

March 31, 2010 : 250,923,665 shares

3. Weighted average number of shares outstanding:

For the six months ended September 30, 2010:	1,323,188,617 shares

For the six months ended September 30, 2009:	1,323,282,575 shares

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earning release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2011, please refer to pages 10 and 26.

1.	Qualitative Information

(1)	Qualitative Information Relating to Consolidated Business Results

	Consolidated results

Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)

	(Billions of yen)
	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	2,495.2	2,500.2	4.9	0.2%
Operating expenses	2,174.2	2,112.9	(61.4)	(2.8%)
Operating income	321.0	387.3	66.3	20.7%
Net income before income taxes	317.7	368.7	51.0	16.1%
Net income attributable to NTT	142.7	159.3	16.6	11.6%

Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	4,998.1	4,999.1	1.0	0.0%
Operating expenses	4,351.3	4,272.1	(79.2)	(1.8%)
Operating income	646.8	727.0	80.2	12.4%
Net income before income taxes	643.6	710.3	66.7	10.4%
Net income attributable to NTT	282.2	315.2	33.0	11.7%

During the three-month period ended September 30, 2010, NTT Group directed its efforts towards an expansion of broadband and ubiquitous services pursuant to its “Road to Service Creation Business Group” Medium-Term Management Strategy, adopted in May 2008.

Fixed-line communications field

NTT Group worked to expand the coverage area of “FLET’S Hikari Next” and continued to further strengthen and expand the distribution of FLET’S Hikari. NTT Group also worked to increase the convenience and appeal of FLET’S Hikari by providing a rental service for the mobile Wi-Fi router(1) “Hikari Portable,” which enables the use of various Wi-Fi-enabled equipment at home and outside the home, to subscribers using FLET’S Hikari, and by promoting television viewing utilizing FLET’S Hikari as an alternative to terrestrial digital broadcast migration. In addition, in providing support service for corporate customers, NTT Group directed its efforts towards enhancing on-site support and remote support for IT devices, as well as FLET’S Hikari, and expanding NTT Group’s customer support structure through tie-ups with multi-function device manufacturers. As a result of these efforts, the number of FLET’S Hikari subscriptions for NTT East and NTT West exceeded 8 million and 6 million, respectively, resulting in 14.24 million total subscriptions for the Group.

Mobile communications field

NTT Group released nine new handset models, including “Raku-Raku PHONE 7” equipped with “Raku-Raku Site Button” and “Deco-mail” pictograms. Furthermore, NTT Group launched the “sp-mode” service, which, among other things, enables users to use mail service on smartphones with the same “i-mode” mail address as conventional handsets, and worked to promote the sale of smartphones. Also, NTT Group released a mobile Wi-Fi router device, “BF-01B”, which allows users to use handheld gaming consoles, tablet devices and other Wi-Fi-enabled equipment on the FOMA network and extended the discount campaign period for its flat-rate data plans, aiming to increase customer convenience and expand subscribers’ data communication usage. As a result of these efforts, the number of mobile phone subscriptions reached 56.89 million.

Solutions field

NTT Group worked to provide high value-added solutions tailored to customer industries and business categories by expanding its cloud services, such as BizXaaS and BizCITY, as well as structuring and providing systems to customers. Further, with the goal of strengthening its efforts in the insurance and healthcare business fields, NTT Group implemented a reorganization of its structure, putting in place a framework for providing high value-added services in markets that are expected to grow in the future.

Upper-layer services

With regards to Hikari TV, an IPTV service distributed using FLET’S Hikari, NTT Group made efforts to expand its video content, such as its 3D contents, and launched “Hikari TV Shopping,” an interactive service having the advantage of the characteristics of the IP that enables viewers to select and order products from a TV screen using a remote control. In addition, NTT Group made efforts to expand the educational content of e-Learning, a service which enables users to study via a network, through collaborations with study abroad prep schools and the commencement of Virtual English School that combine the advantages of both the online and real world.

Global businesses

With the goals of expanding its service lineup and securing know-how and personnel with expertise, in addition to the expansion of overseas data centers, NTT Group worked to strengthen service platforms by entering into capital alliances with overseas companies and establishing overseas bases (Phnom Penh/Cambodia and Ayutthaya/Thailand) to strengthen marketing directed at Japanese companies operating abroad. Through alliances with overseas subsidiaries and local companies, NTT Group expanded areas of comic distribution for mobile phones (France, Malaysia and Vietnam) and actively carried out content distribution deployment.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended September 30, 2010 were ¥2,500.2 billion (an increase of 0.2% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,112.9 billion (a decrease of 2.8% from the same period of the previous fiscal year), consolidated operating income was ¥387.3 billion (an increase of 20.7% from the same period of the previous fiscal year), consolidated net income before income taxes was ¥368.7 billion (an increase of 16.1% from the same period of the previous fiscal year), and net income attributable to NTT was ¥159.3 billion (an increase of 11.6% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2010, NTT Group’s consolidated operating revenues were ¥4,999.1 billion (an increase of 0.0% from the same period of the previous fiscal year). Consolidated operating expenses were ¥4,272.1 billion (a decrease of 1.8% from the same period of the previous fiscal year). As a result, consolidated operating income was ¥727.0 billion (an increase of 12.4% from the same period of the previous fiscal year) while consolidated net income before income taxes was ¥710.3 billion (an increase of 10.4% from the same period of the previous fiscal year). Consolidated net income attributable to NTT was ¥315.2 billion (an increase of 11.7% from the same period of the previous fiscal year) for the six-month period ended September 30, 2010.

Note:	NTT Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

(1)	Equipment that relays signals between devices compatible with Wi-Fi (a wireless LAN standard) and other networks.

‚	Segment results

Results by business segment are as follows.

•	Regional telecommunications business segment

Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)

	(Billions of yen)
	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	976.9	979.1	2.2	0.2%
Operating expenses	942.3	934.9	(7.4)	(0.8%)
Operating income	34.6	44.3	9.6	27.8%

Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	1,937.7	1,936.2	(1.4)	(0.1%)
Operating expenses	1,887.0	1,850.4	(36.5)	(1.9%)
Operating income	50.7	85.8	35.1	69.2%

NTT Group’s consolidated operating revenues for the three-month period ended September 30, 2010 were ¥979.1 billion (an increase of 0.2% from the same period of the previous fiscal year). The revenues rose particularly due to an increase in solution services revenues and IP-related revenues attributable to the increase in “FLET’S Hikari” subscriptions, partially offset by a decrease in fixed voice related revenues owing to a decline in fixed-line telephone subscriptions. Consolidated operating expenses were ¥934.9 billion (a decrease of 0.8% from the same period of the previous fiscal year) due to, among other factors, a decrease in personnel expenses resulting from a decline in the number of employees and a decrease in depreciation and amortization, despite an increase in operating expenses, including expenses coupled with an increase in solution services revenues. As a result, consolidated operating income in the three-month period ended September 30, 2010 was ¥44.3 billion (an increase of 27.8% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2010, consolidated operating revenues were ¥1,936.2 billion (a decrease of 0.1% from the same period of the previous fiscal year) and consolidated operating expenses were ¥1,850.4 billion (a decrease of 1.9% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2010 was ¥85.8 billion (an increase of 69.2% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2010	As of September 30, 2010	Change	Percent Change
FLET’S Hikari(1)	13,251	14,240	989	7.5%
NTT East	7,533	8,088	555	7.4%
NTT West	5,718	6,152	434	7.6%
Hikari Denwa(2)	10,142	11,104	963	9.5%
NTT East	5,420	5,931	511	9.4%
NTT West	4,722	5,174	452	9.6%

Notes:	(1)	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.
	(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

•	Long-distance and international communications business segment

Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)

	(Billions of yen)
	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	308.4	309.9	1.5	0.5%
Operating expenses	282.0	289.1	7.0	2.5%
Operating income	26.3	20.8	(5.5)	(21.0%)

Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	616.5	612.6	(3.9)	(0.6%)
Operating expenses	565.2	570.6	5.4	0.9%
Operating income	51.2	42.0	(9.3)	(18.1%)

Consolidated operating revenues for the three-month period ended September 30, 2010 were ¥309.9 billion (an increase of 0.5% from the same period of the previous fiscal year). This was mainly because of an increase in revenues from corporate solution businesses and from the increase in the number of consolidated subsidiaries, despite a decline in fixed voice related revenues and IP-related revenues. Consolidated operating expenses for the same period increased to ¥289.1 billion (an increase of 2.5% from the same period of the previous fiscal year) due in large part to an increase in personnel expenses and other operating expenses resulting from the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the three-month period ended September 30, 2010 was ¥20.8 billion (a decrease of 21.0% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2010, consolidated operating revenues were ¥612.6 billion (a decrease of 0.6% from the same period of the previous fiscal year) and consolidated operating expenses were ¥570.6 billion (an increase of 0.9% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2010 was ¥42.0 billion (a decrease of 18.1% from the same period of the previous fiscal year).

•	Mobile communications business segment

Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)

	(Billions of yen)
	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	1,061.1	1,048.9	(12.1)	(1.1%)
Operating expenses	829.1	759.4	(69.7)	(8.4%)
Operating income	232.0	289.5	57.5	24.8%

Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	2,145.8	2,138.2	(7.7)	(0.4%)
Operating expenses	1,663.5	1,609.6	(53.9)	(3.2%)
Operating income	482.3	528.6	46.2	9.6%

Consolidated operating revenues for the three-month period ended September 30, 2010 decreased to ¥1,048.9 billion (a decrease of 1.1% from the same period of the previous fiscal year) mainly due to a decrease in mobile voice related revenues caused by increased market penetration of the “Value Plan,” and a decrease in handset sales revenues resulting from a fall in wholesale unit prices, despite an increase in packet communications revenues. On the other hand, consolidated operating expenses decreased to ¥759.4 billion (a decrease of 8.4% from the same period of the previous fiscal year) as a result of a decrease in revenue-driven expenses, network-related expenses and others. As a result, consolidated operating income for the three-month period ended September 30, 2010 was ¥289.5 billion (an increase of 24.8% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2010, consolidated operating revenues were ¥2,138.2 billion (a decrease of 0.4% from the same period of the previous fiscal year) and consolidated operating expenses were ¥1,609.6 billion (a decrease of 3.2% from the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2010 was ¥528.6 billion (an increase of 9.6% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2010	As of September 30, 2010	Change	Percent Change
Mobile phone services	56,082	56,895	812	1.4%
FOMA services	53,203	54,940	1,737	3.3%
mova services	2,879	1,954	(925)	(32.1%)
i-mode services	48,992	48,914	(77)	(0.2%)

Notes:

(1)	The numbers for Mobile phone services subscriptions, FOMA services subscriptions and mova services subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA services subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone services subscriptions and FOMA services subscriptions.
(3)	The number of subscriptions for i-mode services represents the combined total of FOMA and mova services subscriptions.

•	Data communications business segment

Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)

	(Billions of yen)
	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	264.2	271.4	7.2	2.7%
Operating expenses	248.6	259.0	10.4	4.2%
Operating income	15.6	12.5	(3.2)	(20.2%)

Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	534.3	535.8	1.5	0.3%
Operating expenses	497.4	509.2	11.8	2.4%
Operating income	36.9	26.6	(10.3)	(27.9%)

Consolidated operating revenues for the three-month period ended September 30, 2010 were ¥271.4 billion (an increase of 2.7% from the same period of the previous fiscal year) owing to the impact of a large-scale business transaction completed during the quarter and the increase in the number of consolidated subsidiaries. On the other hand, consolidated operating expenses for the three-month period ended September 30, 2010 were ¥259.0 billion (an increase of 4.2% from the same period of the previous fiscal year) due to an increase in expenses resulting from the expansion of consolidated subsidiaries and the effects of unprofitable transactions. As a result, consolidated operating income for the three-month period ended September 30, 2010 was ¥12.5 billion (a decrease of 20.2% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2010, consolidated operating revenues were ¥535.8 billion (an increase of 0.3% from the same period of the previous fiscal year) and consolidated operating expenses were ¥509.2 billion (an increase of 2.4% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2010 was ¥26.6 billion (a decrease of 27.9% from the same period of the previous fiscal year).

•	Other segments

Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)

	(Billions of yen)
	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Three-Month Period Ended September 30, 2010 (July 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	264.1	266.0	1.8	0.7%
Operating expenses	268.5	250.5	(17.9)	(6.7%)
Operating income	(4.3)	15.4	19.8	—

Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Operating revenues	525.3	513.3	(12.1)	(2.3%)
Operating expenses	518.5	487.2	(31.3)	(6.0%)
Operating income	6.9	26.1	19.2	280.3%

Despite a decrease in revenues from the system development business, consolidated operating revenues for the three-month period ended September 30, 2010 were ¥266.0 billion (an increase of 0.7% from the same period of the previous fiscal year) due to an increase in revenues from the real estate business and the construction and power business. Consolidated operating expenses were ¥250.5 billion (a decrease of 6.7% from the same period of the previous fiscal year) due to lower loan loss expenses in the finance business. As a result, consolidated operating income for the three-month period ended September 30, 2010 was ¥15.4 billion.

For the six-month period ended September 30, 2010, consolidated operating revenues were ¥513.3 billion (a decrease of 2.3% from the same period of the previous fiscal year) and consolidated operating expenses were ¥487.2 billion (a decrease of 6.0% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2010 was ¥26.1 billion (an increase of 280.3% from the same period of the previous fiscal year).

(2) Qualitative Information relating to Consolidated Financial Standing

Consolidated cash flows from operating activities for the six-month period ended September 30, 2010 were ¥1,356.5 billion (an increase of ¥114.0 billion (9.2%) in cash flows compared to the same period of the previous fiscal year). This was due to the effect of lower payments for accounts payable and others in addition to the increase in net income for the quarter.

Consolidated cash flows from investing activities showed outlays of ¥990.0 billion (a decrease of ¥78.7 billion (7.4%) compared to the same period of the previous fiscal year). This was due in part to the decrease in expenditures for capital investment and non-current investments.

Consolidated cash flows from financing activities showed outlays of ¥290.0 billion (an increase of ¥14.3 billion (5.2%) compared to the same period of the previous fiscal year). This resulted from a decrease in long-term debt and other factors.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2010 were ¥985.6 billion, an increase of ¥74.5 billion (8.2%) from the end of the previous fiscal year.

	(Billions of yen)
	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Six-Month Period Ended September 30, 2010 (April 1, 2010 – September 30, 2010)	Change	Percent Change
Cash flows from operating activities	1,242.5	1,356.5	114.0	9.2%
Cash flows from investing activities	(1,068.7)	(990.0)	78.7	7.4%
Cash flows from financing activities	(275.7)	(290.0)	(14.3)	(5.2%)

(3) Qualitative Information Relating to Consolidated Results Forecasts

Against a backdrop of sluggish exports resulting from concerns about the deterioration in the global economy and the impact of deflation, NTT Group recognizes that the Japanese economy as of late is at a stand still. Due to such factors as the drop in consumer confidence, delays in capital investments as a result of poor corporate profitability, and the increasingly fierce competitive environment, NTT Group forecasts that the market environment will continue to be difficult.

In light of this market environment, NTT Group has revised its results forecast as follows.

Despite an expected increase in revenues from the regional communications business, the anticipated decrease in revenues from the data communications business and the decrease in sales of mobile handsets by the mobile communications business caused the initial forecast for operating revenues to be revised downward by ¥20.0 billion to ¥10,140.0 billion.

On the other hand, despite the anticipated decrease in revenues from the data communications business, due to efforts across the whole NTT Group to increase revenues led by the regional communications business, the forecast for operating income was revised upward by ¥15.0 billion from the initial forecast to ¥1,180.0 billion.

Furthermore, by factoring in, among other things, the exchange losses resulting from the acquisition of shares in Dimension Data Holdings plc, there is no change from the initial consolidated forecasts to net income attributable to NTT.

For assumptions used in these results forecasts and other related matters, please see page 26.

2. Others

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2010, which resulted in changes in the scope of consolidation : None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by Financial Accounting Standards Board (“FASB”) in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”).

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, the adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2010	September 30, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥985,563	¥74,501
Short-term investments	382,227	397,057	14,830
Notes and accounts receivable, trade	1,948,467	1,743,184	(205,283)
Allowance for doubtful accounts	(41,092)	(40,186)	906
Inventories	278,869	344,644	65,775
Prepaid expenses and other current assets	508,373	589,965	81,592
Deferred income taxes	257,793	241,252	(16,541)

Total current assets	4,245,699	4,261,479	15,780

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,761,339	53,286
Telecommunications service lines	14,285,962	14,399,988	114,026
Buildings and structures	5,789,511	5,798,844	9,333
Machinery, vessels and tools	1,790,366	1,808,264	17,898
Land	1,122,797	1,128,623	5,826
Construction in progress	269,149	298,447	29,298

	37,965,838	38,195,505	229,667
Accumulated depreciation	(27,908,292)	(28,286,586)	(378,294)

Net property, plant and equipment	10,057,546	9,908,919	(148,627)

Investments and other assets:
Investments in affiliated companies	634,950	602,135	(32,815)
Marketable securities and other investments	301,270	280,859	(20,411)
Goodwill	499,830	503,303	3,473
Other intangibles	1,453,941	1,447,836	(6,105)
Other assets	916,884	880,945	(35,939)
Deferred income taxes	828,935	857,972	29,037

Total investments and other assets	4,635,810	4,573,050	(62,760)

Total assets	¥18,939,055	¥18,743,448	¥(195,607)

	Millions of yen
	March 31, 2010	September 30, 2010	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥172,185	¥(138,412)
Current portion of long-term debt	781,323	886,446	105,123
Accounts payable, trade	1,301,944	1,000,385	(301,559)
Accrued payroll	442,295	385,664	(56,631)
Accrued interest	11,309	10,150	(1,159)
Accrued taxes on income	258,178	250,825	(7,353)
Accrued consumption tax	33,433	36,830	3,397
Advances received	152,619	181,056	28,437
Deposit received	85,377	80,444	(4,933)
Other	211,235	204,450	(6,785)

	3,588,310	3,208,435	(379,875)

Long-term liabilities:
Long-term debt	3,376,669	3,260,232	(116,437)
Obligations under capital leases	41,032	31,011	(10,021)
Liability for employees’ retirement benefits	1,447,781	1,464,409	16,628
Other	714,384	744,412	30,028

Total long-term liabilities	5,579,866	5,500,064	(79,802)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,838,927	2,833,800	(5,127)
Retained earnings	5,406,726	5,642,570	235,844
Accumulated other comprehensive income (loss)	(189,606)	(219,440)	(29,834)
Treasury stock, at cost	(1,205,844)	(1,205,870)	(26)

Total NTT shareholders’ equity	7,788,153	7,989,010	200,857

Noncontrolling interests	1,982,726	2,045,939	63,213

Total equity	9,770,879	10,034,949	264,070

Total liabilities and equity	¥18,939,055	¥18,743,448	¥(195,607)

(2) Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,194,434	¥1,101,687	¥(92,747)
Mobile voice related services	1,084,606	1,041,620	(42,986)
IP / packet communications services	1,535,954	1,647,520	111,566
Sale of telecommunication equipment	295,696	281,969	(13,727)
System integration	567,062	572,504	5,442
Other	320,356	353,767	33,411

	4,998,108	4,999,067	959

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,177,744	1,179,979	2,235
Cost of equipment sold (exclusive of items shown separately below)	387,317	366,931	(20,386)
Cost of system integration (exclusive of items shown separately below)	361,388	366,745	5,357
Depreciation and amortization	996,992	964,376	(32,616)
Impairment loss	500	344	(156)
Selling, general and administrative expenses	1,427,397	1,393,734	(33,663)

	4,351,338	4,272,109	(79,229)

Operating income (loss)	646,770	726,958	80,188

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,811)	(26,956)	1,855
Interest income	12,290	10,879	(1,411)
Other, net	13,341	(586)	(13,927)

	(3,180)	(16,663)	(13,483)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	643,590	710,925	66,705

Income tax expense (benefit):
Current	291,010	274,215	(16,795)
Deferred	(31,245)	6,526	37,771

	259,765	280,741	20,976

Income (loss) before equity in earnings (losses) of affiliated companies	383,825	429,554	45,729

Equity in earnings (losses) of affiliated companies	4,718	853	(3,865)

Net income (loss)	388,543	430,407	41,864

Less – Net income attributable to noncontrolling interests	(106,299)	(115,171)	(8,872)

Net income (loss) attributable to NTT	282,244	¥315,236	¥32,992

Summary of total comprehensive income (loss):
Net income (loss)	¥388,543	¥430,407	¥41,864
Other comprehensive income (loss)	43,506	(40,896)	(84,402)
Comprehensive income (loss)	432,049	389,511	(42,538)
Less – Comprehensive income attributable to noncontrolling interests	(116,231)	(104,109)	12,122

Comprehensive income (loss) attributable to NTT	¥315,818	¥285,402	¥(30,416)

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,282,575	1,323,188,617
Net income (loss) attributable to NTT	¥213.29	¥238.24

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥595,260	¥547,345	¥(47,915)
Mobile voice related services	544,590	523,815	(20,775)
IP / packet communications services	774,685	831,827	57,142
Sale of telecommunication equipment	131,886	115,829	(16,057)
System integration	283,297	297,673	14,376
Other	165,501	183,665	18,164

	2,495,219	2,500,154	4,935

Operating expenses:
Cost of services (exclusive of items shown separately below)	594,893	600,968	6,075
Cost of equipment sold (exclusive of items shown separately below)	173,765	160,394	(13,371)
Cost of system integration (exclusive of items shown separately below)	179,238	196,147	16,909
Depreciation and amortization	500,386	482,224	(18,162)
Impairment loss	196	98	(98)
Selling, general and administrative expenses	725,742	673,019	(52,723)

	2,174,220	2,112,850	(61,370)

Operating income (loss)	320,999	387,304	66,305

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,006)	(13,299)	707
Interest income	5,952	5,243	(709)
Other, net	4,729	(10,566)	(15,295)

	(3,325)	(18,622)	(15,297)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	317,674	368,682	51,008

Income tax expense (benefit):
Current	166,456	146,708	(19,748)
Deferred	(39,005)	438	39,443

	127,451	147,146	19,695

Income (loss) before equity in earnings (losses) of affiliated companies	190,223	221,536	31,313

Equity in earnings (losses) of affiliated companies	2,014	153	(1,861)

Net income (loss)	192,237	221,689	29,452

Less – Net income attributable to noncontrolling interests	(49,550)	(62,391)	(12,841)

Net income (loss) attributable to NTT	¥142,687	¥159,298	¥16,611

Summary of total comprehensive income (loss):
Net income (loss)	¥192,237	¥221,689	¥29,452
Other comprehensive income (loss)	11,018	(32,604)	(43,622)
Comprehensive income (loss)	203,255	189,085	(14,170)
Less – Comprehensive income attributable to noncontrolling interests	(52,811)	(52,474)	337

Comprehensive income (loss) attributable to NTT	¥150,444	¥136,611	¥(13,833)

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,283,730	1,323,181,855
Net income (loss) attributable to NTT	¥107.83	¥120.39

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥388,543	¥430,407	¥41,864
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	996,992	964,376	(32,616)
Impairment loss	500	344	(156)
Deferred taxes	(31,245)	6,526	37,771
Loss on disposal of property, plant and equipment	44,796	33,167	(11,629)
Equity in (earnings) losses of affiliated companies	(4,718)	(853)	3,865
(Increase) decrease in notes and accounts receivable, trade	238,387	240,387	2,000
(Increase) decrease in inventories	(59,507)	(64,695)	(5,188)
(Increase) decrease in other current assets	(57,279)	(82,186)	(24,907)
Increase (decrease) in accounts payable, trade and accrued payroll	(329,069)	(248,127)	80,942
Increase (decrease) in accrued consumption tax	5,831	3,422	(2,409)
Increase (decrease) in accrued interest	(689)	(1,157)	(468)
Increase (decrease) in advances received	20,464	28,524	8,060
Increase (decrease) in accrued taxes on income	(32,246)	(7,284)	24,962
Increase (decrease) in other current liabilities	(113)	(8,916)	(8,803)
Increase (decrease) in liability for employees’ retirement benefits	40,933	20,655	(20,278)
Increase (decrease) in other long-term liabilities	35,266	30,578	(4,688)
Other	(14,370)	11,341	25,711

Net cash provided by (used in) operating activities	¥1,242,476	¥1,356,509	¥114,033

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(727,184)	¥(746,588)	¥(19,404)
Proceeds from sale of property, plant and equipment	16,036	7,963	(8,073)
Payments for purchase of non-current investments	(52,245)	(37,990)	14,255
Proceeds from sale and redemption of non-current investments	16,148	12,035	(4,113)
Payments for purchase of short-term investments	(39,486)	(384,818)	(345,332)
Proceeds from redemption of short-term investments	16,128	370,794	354,666
Acquisition of intangibles and other assets	(298,134)	(211,426)	86,708

Net cash provided by (used in) investing activities	(1,068,737)	(990,030)	78,707

Cash flows from financing activities:
Proceeds from issuance of long-term debt	368,174	181,278	(186,896)
Payments for settlement of long-term debt	(344,493)	(186,083)	158,410
Proceeds from issuance of short-term debt	2,167,618	1,519,921	(647,697)
Payments for settlement of short-term debt	(2,303,342)	(1,658,408)	644,934
Dividends paid	(72,780)	(79,392)	(6,612)
Proceeds from sale of (payments for acquisition of) treasury stock, net	23	(63)	(86)
Acquisition of treasury stocks by subsidiary	—	(6,380)	(6,380)
Other	(90,863)	(60,838)	30,025

Net cash provided by (used in) financing activities	(275,663)	(289,965)	(14,302)

Effect of exchange rate changes on cash and cash equivalents	1,581	(2,013)	(3,594)

Net increase (decrease) in cash and cash equivalents	(100,343)	74,501	174,844
Cash and cash equivalents at beginning of period	1,052,777	911,062	(141,715)

Cash and cash equivalents at end of period	¥952,434	¥985,563	¥33,129

Cash paid during the period for:
Interest	¥29,490	¥28,115	¥(1,375)
Income taxes, net	¥288,524	¥281,626	¥(6,898)

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)
Regional communications business
Customers	1,682,317	1,693,466	11,149
Intersegment	255,346	242,768	(12,578)

Total	1,937,663	1,936,234	(1,429)
Long-distance and international communications business
Customers	564,052	561,740	(2,312)
Intersegment	52,412	50,839	(1,573)

Total	616,464	612,579	(3,885)
Mobile communications business
Customers	2,123,513	2,116,873	(6,640)
Intersegment	22,294	21,279	(1,015)

Total	2,145,807	2,138,152	(7,655)
Data communications business
Customers	476,044	471,905	(4,139)
Intersegment	58,242	63,897	5,655

Total	534,286	535,802	1,516
Other
Customers	152,182	155,083	2,901
Intersegment	373,164	358,206	(14,958)

Total	525,346	513,289	(12,057)
Elimination	(761,458)	(736,989)	24,469

Consolidated total	4,998,108	4,999,067	959

2. Segment profit or loss

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)
Operating income (loss)
Regional communications business	50,698	85,789	35,091
Long-distance and international communications business	51,236	41,985	(9,251)
Mobile communications business	482,325	528,572	46,247
Data communications business	36,873	26,568	(10,305)
Other	6,861	26,089	19,228

Total	627,993	709,003	81,010
Elimination	18,777	17,955	(822)

Consolidated total	646,770	726,958	80,188

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues

	(Millions of yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	Increase (Decrease)
Regional communications business
Customers	848,503	856,699	8,196
Intersegment	128,425	122,431	(5,994)

Total	976,928	979,130	2,202
Long-distance and international communications business
Customers	281,121	283,603	2,482
Intersegment	27,259	26,250	(1,009)

Total	308,380	309,853	1,473
Mobile communications business
Customers	1,050,220	1,039,317	(10,903)
Intersegment	10,833	9,591	(1,242)

Total	1,061,053	1,048,908	(12,145)
Data communications business
Customers	236,196	238,578	2,382
Intersegment	27,990	32,851	4,861

Total	264,186	271,429	7,243
Other
Customers	79,179	81,957	2,778
Intersegment	184,962	183,998	(964)

Total	264,141	265,955	1,814
Elimination	(379,469)	(375,121)	4,348

Consolidated total	2,495,219	2,500,154	4,935

2. Segment profit or loss

	(Millions of yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	Increase (Decrease)
Operating income (loss)
Regional communications business	34,622	44,258	9,636
Long-distance and international communications business	26,344	20,802	(5,542)
Mobile communications business	231,955	289,503	57,548
Data communications business	15,631	12,468	(3,163)
Other	(4,313)	15,447	19,760

Total	304,239	382,478	78,239
Elimination	16,760	4,826	(11,934)

Consolidated total	320,999	387,304	66,305

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,392 million
Cash dividends per share	¥60
Date of record	March 31, 2010
Date of payment	June 25, 2010

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 9, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥79,391 million
Cash dividends per share	¥60
Date of record	September 30, 2010
Date of payment	December 13, 2010

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

Business Combination

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data Holdings plc (“Dimension Data”), an English public limited company based in the Republic of South Africa whose shares are traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer at GBP 2,043 million. This acquisition is intended to increase competitiveness by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure. The acquisition process is still ongoing after October 25, 2010, and NTT intends to make Dimension Data its wholly-owned subsidiary. This acquisition will be recorded in accordance with the acquisition method. It is expected that goodwill will be recorded on the consolidated balance sheets. However, as the initial accounting for the business combination has not been completed at the time of the announcement of these consolidated financial results, further details have not yet been disclosed.

At its Board of Directors’ meeting on October 21, 2010, NTT DATA CORPORATION (“NTT DATA”) entered into a cash merger agreement on October 29, 2010, with Keane International Inc. (“Keane International”), a U.S. based company, and Citigroup Venture Capital International Technology Holdings, LLC as Keane International’s shareholder representative, pursuant to which Keane International merged with Knight Subsidiary Corporation (“Knight Corporation”), a consolidated subsidiary of NTT DATA, and became a wholly-owned subsidiary of NTT DATA. In this merger, Keane International is the surviving corporation and Knight Corporation will be merged with Keane International. The shares of Knight Corporation that NTT DATA owns will be converted into shares of Keane International, and the shares of Keane International owned by its other shareholders will be converted into rights to exchange those shares to cash. This merger will enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. The financial effect on the results for the current fiscal year is under review.

Cancellation of Treasury Stock

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock, on November 15, 2010.

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2010	September 30, 2010	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	10,566	8,926	(1,639)
Accounts receivable, trade	3,096	56	(3,039)
Supplies	241	244	2
Subsidiary deposits	122,513	204,116	81,602
Other	392,958	385,738	(7,220)

Total current assets	529,377	599,082	69,705

Fixed assets:
Property, plant and equipment	184,327	179,957	(4,369)
Intangible fixed assets	54,148	48,813	(5,335)
Investments and other assets
Investments in subsidiaries and affiliated companies	4,794,219	4,796,019	1,800
Long-term loans receivable to subsidiaries	1,869,655	1,810,085	(59,570)
Other	46,061	41,834	(4,227)

Total investments and other assets	6,709,936	6,647,939	(61,997)

Total fixed assets	6,948,412	6,876,710	(71,701)

TOTAL ASSETS	7,477,789	7,475,793	(1,996)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2010	September 30, 2010	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	459	65	(394)
Current portion of corporate bonds	230,000	297,891	67,891
Current portion of long-term borrowings	181,104	130,172	(50,932)
Accrued taxes on income	36,165	18,761	(17,403)
Deposit received from subsidiaries	60,540	56,422	(4,118)
Asset retirement obligations	—	255	255
Other	39,481	25,444	(14,037)

Total current liabilities	547,751	529,012	(18,739)

Long-term liabilities:
Corporate bonds	1,341,019	1,273,201	(67,817)
Long-term borrowings	627,770	636,150	8,380
Liability for employees’ retirement benefits	28,096	28,942	845
Asset retirement obligations	—	1,159	1,159
Other	1,423	1,401	(22)

Total long-term liabilities	1,998,309	1,940,854	(57,454)

TOTAL LIABILITIES	2,546,060	2,469,866	(76,193)

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus	2,673,794	2,673,757	(37)
Earned surplus	2,523,050	2,598,958	75,907
Treasury stock	(1,205,843)	(1,205,870)	(26)

Total shareholders’ equity	4,928,951	5,004,795	75,844

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,777	1,130	(1,646)

Total unrealized gains (losses), translation adjustments, and others	2,777	1,130	(1,646)

TOTAL NET ASSETS	4,931,728	5,005,926	74,197

TOTAL LIABILITIES AND NET ASSETS	7,477,789	7,475,793	(1,996)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues	218,447	231,015	12,568
Operating expenses	73,873	71,023	(2,849)

Operating income	144,573	159,992	15,418

Non-operating revenues:
Interest income	16,777	15,289	(1,488)
Lease and rental income	5,815	6,104	289
Miscellaneous income	2,040	1,512	(527)

Total non-operating revenues	24,633	22,906	(1,726)

Non-operating expenses:
Interest expenses	6,066	5,254	(811)
Corporate bond interest expenses	12,312	11,544	(767)
Exchange losses	1	6,522	6,520
Miscellaneous expenses	4,091	3,159	(932)

Total non-operating expenses	22,471	26,481	4,009

Recurring profit	146,735	156,417	9,682

Special losses	—	757	757

Income before income taxes	146,735	155,660	8,925

Income taxes	2,090	360	(1,729)

Net income	144,644	155,299	10,655

(Reference) Major components of operating revenues
Dividends received	139,959	155,245	15,285
Revenues from group management	9,175	9,575	400
Revenues from basic R&D	63,499	61,999	(1,500)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Operating revenues	39,446	37,874	(1,571)
Operating expenses	37,188	36,469	(718)

Operating income	2,258	1,405	(853)

Non-operating revenues:
Interest income	8,215	7,628	(587)
Lease and rental income	2,907	3,122	215
Miscellaneous income	248	372	124

Total non-operating revenues	11,371	11,123	(247)

Non-operating expenses:
Interest expenses	2,839	2,596	(243)
Corporate bond interest expenses	6,186	5,799	(387)
Exchange losses	—	6,519	6,519
Miscellaneous expenses	1,842	1,651	(191)

Total non-operating expenses	10,867	16,566	5,698

Recurring profit (losses)	2,762	(4,037)	(6,799)

Income (losses) before income taxes	2,762	(4,037)	(6,799)

Income taxes	711	(1,221)	(1,933)

Net income (losses)	2,050	(2,815)	(4,866)

(Reference) Major components of operating revenues
Dividends received	480	120	(360)
Revenues from group management	4,587	4,787	199
Revenues from basic R&D	31,749	30,999	(750)

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2009	2010	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	146,735	155,660	8,925
Depreciation and amortization	23,505	22,849	(655)
Loss on disposal of property, plant and equipment	332	325	(6)
Dividends received	(139,959)	(155,245)	(15,285)
Increase (decrease) in liability for employees’ retirement benefits	914	845	(69)
(Increase) decrease in accounts receivable	491	(4,614)	(5,105)
Increase (decrease) in accounts payable and accrued expenses	(31,917)	(8,418)	23,499
Increase (decrease) in accrued consumption tax	436	198	(237)
(Increase) decrease in other current assets	(820)	2,662	3,483
(Increase) decrease in subsidiary deposits	(14,000)	(27,000)	(13,000)
Increase (decrease) in deposit received from subsidiaries	(13,667)	(4,118)	9,549
Other	(563)	2,747	3,310

Sub-total	(28,513)	(14,107)	14,406

Interest and dividends received	157,055	170,710	13,655
Interest paid	(18,627)	(16,903)	1,724
Income taxes received (paid)	30,582	6,330	(24,251)

Net cash provided by (used in) operating activities	140,496	146,030	5,534

Cash flows from investing activities:
Payments for property, plant and equipment	(15,681)	(22,268)	(6,587)
Payments for purchase of investment securities	(1,392)	(1,800)	(408)
Proceeds from sale of investment securities	971	3,827	2,855
Payments for long-term loans	(310,000)	(20,000)	290,000
Proceeds from long-term loans receivable	253,132	62,552	(190,580)
Other	159	(4,468)	(4,627)

Net cash provided by (used in) investing activities	(72,810)	17,842	90,652

Cash flows from financing activities:
Proceeds from issuance of long-term debt	309,966	20,000	(289,966)
Payments for settlement of long-term debt	(253,132)	(62,552)	190,580
Payments for settlement of lease obligations	(54)	(24)	29
Dividends paid	(72,780)	(79,391)	(6,611)
Proceeds from sale of (payments for acquisition of) treasury stock, net	23	(63)	(86)

Net cash provided by (used in) financing activities	(15,977)	(122,031)	(106,054)

Net increase (decrease) in cash and cash equivalents	51,708	41,841	(9,866)

Cash and cash equivalents at beginning of period	94,208	121,157	26,949

Cash and cash equivalents at end of period	145,916	162,999	17,082

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

November 9, 2010

NTT’s Shares and Shareholders (as of September 30, 2010)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	330	69	8,123	1,107	997	970,163	980,793	—
Total Shares (Units)	5,305,885	2,150,528	73,065	172,798	3,182,399	7,544	4,830,358	15,722,577	1,863,200
%	33.75	13.68	0.46	1.10	20.24	0.05	30.72	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 2,509,412 units of treasury stock, and “Shares Representing Less Than One Unit” includes 5 shares of treasury stock. 250,941,205 shares of treasury stock (2,509,412 units) represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of September 30, 2010 was 250,940,905.
(2)	“Other Domestic Corporations” includes 164 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who own only shares representing less than one unit is 231,001.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	399	185	950	1,100	26,488	62,632	889,039	980,793	—
%	0.04	0.02	0.10	0.11	2.70	6.39	90.64	100.00	—
Total Shares (Units)	13,165,045	133,763	194,779	71,107	406,517	379,860	1,371,506	15,722,577	1,863,200
%	83.73	0.85	1.24	0.45	2.59	2.42	8.72	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 2,509,412 units of treasury stock, and “Shares Representing Less Than One Unit” includes 5 shares of treasury stock.
(2)	“At Least 100 Units” includes 164 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	530,568	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	53,509	3.40
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,641	2.52
Moxley and Company	31,624	2.01
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,397	1.04
SSBT OD05 Omnibus Account – Treaty Clients	13,493	0.86
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	12,187	0.77
NTT Employee Share-Holding Association	11,798	0.75
State Street Bank and Trust Company 505225	10,695	0.68
Mellon Bank, N.A. as Agent for Its Client Mellon Omnibus US Pension	9,148	0.58

Total	729,063	46.32

Note: The Company’s holdings of treasury stock (250,940,905 shares) are not included in the above table.

Financial Results for the Six Months

Ended September 30, 2010

November 9, 2010

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010/2Q Highlights and Forecasts

FY2010/2Q Highlights

Operating Revenues reached the same level as FY2009/2Q.

Operating Income increased by 80.2 billion yen from FY2009/2Q, and progressed steadily. FY2010 Revised Forecasts?Forecast for Operating Income has been revised to 1,180.0 billion yen (an increase of 15.0 billion yen from the FY2010 Initial Forecast).

FY2010/2Q

FY2009/2Q

Change

[%]

year-on-year

Operating

Revenues

4,999.1

+1.0

+0.0%

4,998.1

Operating

Expenses

4,272.1

(79.2)

(1.8)%

4,351.3

Operating

727.0

+80.2

+12.4%

646.8

Income

Net Income

315.2

+33.0

+11.7%

282.2

(Billions of yen)

FY2010

% progress

Revised

FY2010

compared to

Forecasts

Initial

FY2010

Forecasts

Revised

Changeyear-on-year

Forecasts

10,140.0

(20.0)

10,160.0

49.3%

8,960.0

(35.0)

8,995.0

47.7%

1,180.0

+15.0

1,165.0

61.6%

500.0

0

500.0

63.0%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2010/2Q Contributing Factors by Segment

- Regional communications business: Increase in income due to a reduction in personnel expenses.
- Long distance and international communications business: Decrease in revenues and income due to a fall in voice transmission services revenues and system integration revenues.
- Mobile communications business: Decrease in revenues due to a decrease in equipment sales revenues, but increase in income due to a decrease in expenses for purchase of goods and services and other expenses.
- Data communications business: Increase in revenues due to the increase in the number of consolidated subsidiaries, but decrease in income due to the effect of the unprofitable transactions.

(Billions of yen)


Operating Revenues
[year-on-year : +1.0]
4,998.1
FY2009/2Q
(1.4)
Regional communications business
(3.9)
Long distance and international communications business
(7.7)
Mobile communications business
+1.5
Data communications business
Other business
(12.1)
Elimination of intersegment/Others
+24.5
4,999.1
FY2010/2Q


Operating Expenses
[year-on-year : (79.2)]
4,351.3
FY2009/2Q
(36.5)
Regional communications business
+5.4
Long distance and international communications business
Mobile communications business
(53.9)
Data communications business
+11.8
Other business
(31.3)
Elimination of intersegment/Others
+25.3
4,272.1
FY2010/2Q

Operating Income [year-on-year : +80.2]

FY2009/2Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2010/2Q
646.8	+35.1	(9.3)	+46.2	(10.3)	+19.2	(0.8)	727.0

—3—
Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Forecasts

Major Subsidiaries’ Forecasts for FY2010

Operating Income: NTT DATA revised its Initial Forecast downward by 15.0 billion yen. NTT East and NTT West revised their Initial Forecast upward by 10.0 billion yen and 12.0 billion yen, respectively.

(Billions of yen)

NTT East

NTT West

NTT Com

NTT DATA

NTT DOCOMO

<Non-Consolidated>

<Non-Consolidated>

<Non-Consolidated>

<Consolidated>

<Consolidated>

(JPN GAAP)

(JPN GAAP)

(JPN GAAP)

(JPN GAAP)

(U.S. GAAP)

FY2010

FY2010

FY2010

FY2010

FY2010

Change

Change

Change

Change

Change

Revised

Revised

Revised

Revised

Revised

from Initial

from Initial

from Initial

from Initial

from Initial

Forecasts

Forecasts

Forecasts

Forecasts

Forecasts

Forecasts

Forecasts

Forecasts

Forecasts

Forecasts

Operating Revenues

1,945.0

+25.0

1,753.0

+12.0

1,035.0

0.0

1,160.0

(40.0)

4,209.0

(13.0)

Operating Expenses

1,880.0

+15.0

1,716.0

0.0

955.0

0.0

1,085.0

(25.0)

3,369.0

(13.0)

Operating Income

65.0

+10.0

37.0

+12.0

80.0

0.0

75.0

(15.0)

840.0

0.0

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

- Increases in Operating Revenues and Operating Income due to an increase in revenues from IP Services that offset a decrease in revenues from Voice Transmission Services, among other factors.
- NTT East revised upward its Initial Forecast for Operating Revenues by 25.0 billion yen and for Operating Income by 10.0 billion yen.

(Billions of yen)


FY2010/2Q
FY2010E
Operating Revenues
946.3
+5.3
+0.6%
Progress 48.9%
951.7
Voice Transmission Services (39.0)
IP Services +42.4
Others +1.8
FY2009/2Q
FY2010/2Q
1,928.6
+16.3
+0.8%
Increase of 25.0 from Initial Forecasts
1,945.0
Voice Transmission Services (77.1)
IP Services +78.4
Others +15.0
FY2009
FY2010E
Operating Expenses
914.1
(8.5)
(0.9)%
Progress 48.2%
905.6
Personnel expenses (4.9)
Expenses for purchase of goods and services and other expenses (3.7)
Depreciation expenses and loss on disposal of assets +0.2
FY2009/2Q
FY2010/2Q
1,881.0
(1.0)
(0.1)%
Increase of 15.0 from Initial Forecasts
1,880.0
Personnel expenses (11.4)
Expenses for purchase of goods and services and other expenses +1.1
Depreciation expenses and loss on disposal of assets +9.2
FY2009
FY2010E
Operating Income
32.2
+13.8
+43.0%
Progress 71.0%
46.1
47.6
+17.3
+36.5%
Increase of 10.0 from Initial Forecasts
65.0

—5—

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

- Operating Revenues decreased due to a decrease in Voice Transmission Services revenues that exceeded an increase in revenues from IP Services.
- Operating Income increased due to a decrease in expenses for purchase of goods and services and other expenses.
- NTT West revised upward its Initial Forecasts for both Operating Revenues and Operating Income by 12.0 billion yen.

(Billions of yen)



FY2010/2Q
FY2010E
Operating Revenues
876.2
(8.1)
(0.9)%
Voice Transmission Services (36.2)
IP Services +29.1
Others (1.1)
Progress 49.5%
868.0
FY2009/2Q
FY2010/2Q
1,780.8
(27.8)
(1.6)%
Voice Transmission Services (68.1)
IP Services +55.4
Others (15.0)
Increase of 12.0 from Initial Forecasts
1,753.0
FY2009
FY2010E
Operating Expenses
858.5
(24.9)
(2.9)%
Personnel expenses (7.9)
Expenses for purchase of goods and services and other expenses (9.5)
Depreciation expenses and loss on disposal of assets (7.4)
Progress 48.6%
833.5
FY2009/2Q
FY2010/2Q
1,762.3
(46.3)
(2.6)%
Personnel expenses (16.7)
Expenses for purchase of goods and services and other expenses (16.3)
Depreciation expenses and loss on disposal of assets (13.2)
Same as Initial Forecasts
1,716.0
FY2009
FY2010E
Operating Income
17.6
+16.7
+94.8%
Progress 93.1%
34.4
18.4
+18.5
+100.3%
Increase of 12.0 from Initial Forecasts
37.0

—6—

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

??Decreases in Operating Revenues and Operating Income due to a decrease in revenues from Voice Transmission Services, IP Services, and Solution services, among other factors.

??Revised Forecasts remain the same as Initial Forecasts.

FY2010/2Q

Operating Revenues

(23.5)

(4.4) Progress 49.2%

532.5

Voice Transmission Services (13.5) IP Services (1.3) Others (8.7)

509.0

FY2009/2Q FY2010/2Q

Operating Expenses

(12.3)

(2.6)

479.7

Personnel expenses +0.0 Expenses for purchase of goods and services and other expenses (9.9) Depreciation expenses and loss on disposal of assets (2.4)

Progress 48.9%

467.3

FY2009/2Q FY2010/2Q

Operating Income

(11.2)

52.8 (21.2)

Progress 52.0%

41.6

(Billions of yen)

FY2010E

(44.2)

(4.1) Same as Initial Forecasts

1,079.2 Voice Transmission Services (33.9) 1,035.0 IP Services +0.1 Others (10.4)

FY2009

FY2010E

(26.7)

(2.7)

981.7

Personnel expenses +0.1 Expenses for purchase of goods and services and other expenses (20.8) Depreciation expenses and loss on disposal of assets (6.0)

Same as Initial Forecasts

955.0

FY2009 FY2010E

(17.5)

97.5 (18.0)

Same as Initial Forecasts

80.0

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating Revenues reached the same level as FY2009/2Q, but Operating Income decreased by 8.0 billion yen due to the effect of unprofitable transactions.

NTT DATA revised its Initial Forecasts for Operating Income downward to 75.0 billion yen (a decrease of 15.0 billion yen), expecting of decrease in income resulting from the effects of the business environment and the effects of unprofitable transactions.

FY2010/2Q

Operating Revenues

+0.9 Progress

46.0%

+0.2

532.8 533.7

FY2009/2Q FY2010/2Q

Operating Expenses

499.3

+8.9

+1.8

Progress 46.9%

508.3

FY2009/2Q FY2010/2Q

Operating Income

(8.0) Progress

33.9%

(24.1)

33.4 25.3

(Billions of yen)

FY2010E

+17.0

+1.5

1,142.9

Decrease of 40.0 from Initial Forecasts

1,160.0

FY2009 FY2010E

1,061.2

+23.7

+2.2

Decrease of 25.0 from Initial Forecasts

1,085.0

FY2009 FY2010E

Decrease of 15.0 (6.6) from Initial Forecasts

81.6 (8.2) 75.0

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

??Operating Revenues decreased by 7.7 billion yen, but Operating Expenses decreased by 53.9 billion yen due to a decrease in network-related costs. As a result, Operating Income increased by 46.2 billion yen.

??NTT DOCOMO revised downward its Initial Forecasts for both Operating Revenues and Operating Expenses by the same amounts. Revised Forecast for Operating Income remains the same as the Initial Forecast.

FY2010/2Q

Operating Revenues

2,145.8

(7.7)

(0.4) Progress 50.8%

2,138.2

FY2009/2Q FY2010/2Q

Operating Expenses

(53.9)

(3.2) Progress 47.7%

1,660.6 1,606.7

FY2009/2Q FY2010/2Q

Operating Income

+46.2 Progress 63.3%

+9.5

485.2 531.5

(Billions of yen)

FY2010E

(75.4)

(1.8)

4,284.4

Decrease of 13.0 from Initial Forecasts

4,209.0

FY2009 FY2010E

(81.2)

(2.4)

3,450.2

Decrease of 13.0 from Initial Forecasts

3,369.0

FY2009 FY2010E

+5.8

+0.7

834.2

Same as Initial Forecasts

840.0

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

FY2009/2Q

621.5

+20.2

+5.1

(Billions of yen)

NTT NTT (Holding Company): 4.6 4.6

NTT NTT URBAN DEVELOPMENT (Consolidated): 3.8 3.8 NTT NTT COMWARE: 5.9 5.9 NTT NTT FINANCE (Consolidated): 0.7 0.7 Outsourcing companies (East): 3.8 3.8 Outsourcing companies (West): (1.5) (1.5) Other Other companies: 2.7 2.7

Pension (actuarial difference, etc. etc.): ): +12.1 +12.1 Depreciation of of engineering facilities: (22.6) (22.6) Adjustments between operating and and non non—operating items, items, including eliminations, etc. etc.

646.8

FY2010/2Q

679.1

+41.1

+6.8

NTT NTT (Holding Company): 4.7 4.7

NTT NTT URBAN DEVELOPMENT (Consolidated): 14.3 14.3 NTT NTT COMWARE: 3.4 3.4 NTT NTT FINANCE (Consolidated): 6.0 6.0 Outsourcing companies (East): 5.7 5.7 Outsourcing companies (West): (1.0) (1.0) Other companies: 7.8

Pension (actuarial difference, etc. etc.): ): +4.5 +4.5 Depreciation of of engineering facilities: (19.9) (19.9) Adjustments between operating and and non non—operating items, items, including eliminations, etc. etc.

727.0

Total operating income of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))

Elimination and U.S. GAAP adjustments

Consolidated operating income (U.S. GAAP)

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from operating activities: increased year-on-year by 114.0 billion yen (9.2%)

Increase in Net Income of 41.9 billion yen

Decrease in payments for accounts payable, trade and accrued payroll of 80.9 billion yen

Cash flows from investing activities: increased year-on-year by 78.7 billion yen (7.4%)

Decrease in payments for purchase of property, plant and equipment of 67.3 billion yen

Cash flows from financing activities: decreased year-on-year by 14.3 billion yen ((5.2)%)

Decrease in long-term debt by 28.5 billion yen

(Billions of yen)

Cash flows from

operating activities

(A)

Cash flows from

investing activities

(B)

(A) + (B)

Cash flows from

financing activities

2,000

1,000

0

(1,000)

(2,000)

1,242.5 1,356.5

(1,068.7) (990.0)

173.7 366.5

(275.7) (290.0)

FY2009/2Q FY2010/2Q

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

80%

100%

60%

40%

20%

0%

Solution & New Business, etc.

26%

52%

IP business

26%

Legacy business

48%

29%

58%

29%

42%

29%

61%

32%

39%

28%

63%

35%

37%

30%

65%

35%

35%

IP, solution & new business account for roughly two-thirds

35%

75%

40%

25%

IP, solution & new business account for three-quarters

FY2007 FY2008 FY2009 FY2010/2Q FY2010E FY2012E

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Cancellation of Treasury Stock

At the Board of Directors’ meeting held on November 9, 2010, it was resolved that the company shall cancel its treasury stock as stated below.

Class of shares to be cancelled: Common stock

Number of shares to be cancelled: 125,461,833 shares

(7.97% of the total issued shares before cancellation)

Date of cancellation: November 15, 2010

* The total number of issued shares after the cancellation will be 1,448,659,067 shares.

(Reference) Details from the release on May 14, 2010

The Company announced that at the Board of Directors’ meeting held on May 14, 2010, the basic policy on cancellation of treasury stock owned by the Company was adopted as stated below.

1. All treasury stock owned by the Company as of March 31, 2010 (250,923,665 shares) shall be cancelled over two fiscal years.

2. One-half of the treasury stock shall be cancelled during this calendar year and the remainder of the treasury stock shall be cancelled during the following fiscal year ending

March 31, 2012.

Details regarding the actual cancellation shall be resolved separately at a Board of

Directors’ meeting pursuant to the provisions of Article 178 of the Corporation Law.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

FLET’S ADSL

FLET’S Hikari

Hikari Denwa

20,000

15,000

10,000

5,000

0

15,627

3,834

11,793

8,571

15,973

3,695

12,278

9,078

16,325

3,546

12,779

9,604

16,632

3,381

13,251

10,142

17,092

3,253

13,839

10,648

17,376

3,136

14,240

11,104

18,153

2,802

15,351

12,242

(1)

Optical video service

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9

783 922 1,040 1,279 1,433 1,606

FY2010E

2,219

Changes from the preceding quarter

FLET’S Hikari(2)

Number of (3)

opened

FLET’S ADSL

（4）

Hikari Denwa

(Thousands)

FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9

659 485 501 472 588 401 2,117 2,100

1,008 804 844 942 1,018 809 3,598 3,776

(157) (139) (149) (165) (129) (117) (610) (579)

561 507 526 537 506 457 2,131 2,100

(1)	Number of Optical video services includes Hikari TV and FLET’S TEREBI.

(2) Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown,

and FLET’S Hikari Next provided by NTT West.

(3)	Number of opened connections excludes openings due to relocations.
(4)	Number of Hikari Denwa is calculated by number of thousand channels.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East

Optional Service

Basic Monthly Charge

(Yen)

6,000

4,000

2,000

0

5,640

1,400

4,240

5,730

1,440

4,290

5,780

1,480

4,300

5,800

1,490

4,310

5,820

1,520

4,300

5,900

1,550

4,350

5,740

1,450

4,290

5,890

1,590

4,300

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9

FY2009 FY2010E

FY2009 FY2010E

NTT West

(Yen)

6,000

4,000

2,000

0

5,680

1,400

4,280

5,780

1,440

4,340

5,820

1,490

4,330

5,840

1,510

4,330

5,830

1,540

4,290

5,890

1,570

4,320

5,780

1,460

4,320

5,910

1,590

4,320

FY2009 FY2010

4-6 7-9 10-12 1-3 4-6 7-9

Note: Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari

Mytown and FLET’S Hikari Next provided by NTT West. Please see page 28 regarding the calculation of ARPU.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-Line Telephone Services

Number of subscribers

(Thousands)

INS-Net

Telephone Subscriber Lines

50,000 25,000 0

41,094

5,545

35,549

40,194

5,386

34,807

39,307

5,241

34,066

38,330

5,092

33,238

37,447

4,955

32,493

36,604

4,830

31,774

34,780

4,499

30,281

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 FY2010E

Change from the preceding quarter

Telephone (1)

Subscriber Lines

(2)

INS-Net

Total

(Thousands)

FY2009 FY2010 FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9

(812) (741) (741) (828) (745) (719) (3,123) (2,957)

(179) (159) (146) (149) (137) (124) (632) (593)

(991) (900) (887) (977) (882) (843) (3,755) (3,550)

(1) Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

(2) In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64.

For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-Line Telephone Services

(Yen)

3,100

3,000

2,900

2,800

2,700

NTT East

NTT West

Aggregate Fixed- East

Line (Telephone

Subscriber Lines

+ INS-Net) * West

FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9

3,000 2,990 2,990 2,960 2,940 2,940 2,980 2,940

2,850 2,860 2,860 2,820 2,810 2,810 2,850 2,800

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and

INS-Net ARPU.

Please see page 28 regarding the calculation of ARPU.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

(Thousands)

60,000

50,000

40,000

30,000

20,000

10,000

0

(1)

Mobile Total

(2)

FOMA

% of FOMA Subscribers

54,864

50,246

91.6%

55,186

51,258

92.9%

55,436

52,045

93.9%

56,082

53,203

94.9%

56,515

54,162

95.8%

56,895 54,940

96.6%

57,850 56,610

97.9%

2009.6 2009.9 2009.12 2010.3 2010.6 2010.9 FY2010E

Change from the preceding quarter

Mobile total (1)

(2)

FOMA

(Thousands)

FY2009 FY2010 FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9

263 322 250 646 432 380 1,481 1,770

1,206 1,012 787 1,158 959 778 4,163 3,400

(1)	The number of communication module service subscribers is included in total mobile phone subscribers.
(2)	Partial listing only

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services

(Yen)

Voice ARPU

Packet ARPU

8,000

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

5,440

3,010

2,430

5,420

2,970

2,450

5,470

3,030

2,440

5,060

2,590

2,470

5,190

2,680

2,510

5,200

2,660

2,540

5,350

2,900

2,450

5,100

2,540

2,560

Voice ARPU

Packet ARPU

FY2009 FY2010

FY2009 FY2010E

4-6 7-9 10-12 1-3 4-6 7-9

3,010 2,970 3,030 2,590 2,680 2,660 2,900 2,540

2,430 2,450 2,440 2,470 2,510 2,540 2,450 2,560

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU.

Please see page 28 regarding the calculation of ARPU.

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Future Global Business Expansion

Future Global Business Expansion

NTT

- Projected to achieve FY2010 target sales outside Japan of US$4 billion, double the performance for FY2007
- Target global business revenues of US$10 billion in FY2012, including through M&A such as the acquisition of Dimension Data and other companies

	FY2007	FY2010 (E)	FY2012 (E)
Revenues (*1)	US$2 billion	**US$4 billion** (*2)	**US$10 billion**
Employees outside Japan	5,000	40,000 (*3)	
No. of customers outside Japan	1,800 companies	10,000 companies (*3)	

Dimension Data	US$4 billion
Keane	US$800 million

*Revenues based on entire FY2009.

(*1) Simple aggregate of global business revenues for NTT Group companies (internally managed figures). Exchange rates used: FY2007: US$1=JPY117.85; FY2010: US$1=JPY90
(*2) FY2010 figure includes revenue of Dimension Data for two months.
(*3) FY2010 figures include employees and customers of Dimension Data and Keane.

—20—

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

NTT Group’s Global Business Expansion Policy

NTT Group will actively expand its global businesses in order to make them one of its core revenue sources (against the backdrop of the globalization of users and increased growth opportunities in emerging markets).

SI/NI business for business users and mobile business for consumers will be developed as the two key pillars of this policy.

Global ICT solutions for business users in Japan and overseas

ICT solutions

Security operations

Data centers

Global development of network services

Data communications services, such as IP-VPN

Tier 1 ISP, submarine cable

Mobile international roaming services, mobile services in other countries

Global development of application services content distribution, etc.

Distribution of comics to mobile phones

Content distribution in Europe

Multi-device video distribution

(*1)

SI/NI businesses for corporations

Mobile businesses for consumers

(*1) NI: Network Integration

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Global Expansion of Enterprise Businesses

While seeking business synergies through the acquisition of Dimension Data and Keane, NTT Group will integrate the strengths of its group companies and provide comprehensive ICT services.

Respond to the needs for high-quality, comprehensive ICT services from corporate customers in Japan and abroad with global, end-to-end, one-stop services.

Asia Europe North America Australia, South America, Africa, etc.

Applications

Customized Packaged (SAP, etc.)

Local subsidiaries

Keane

Application development, operation, and infrastructure management for large corporations and public institutions Locations in 11 countries

Platforms

Data Centers

Networks

Dimension Data

Deployment and maintenance of IT system infrastructure, etc.

24-hour support at 7 global service centers worldwide

NTT Worldwide Telecommunication

Local subsidiaries

Office ICT

(On Premises)

Locations in 49 countries

(including Africa and the Middle East)

– 22 – Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2010/2Q Details of Financial Results (Per Item)

Operating Revenues

[ year-on-year: +1.0]

Voice related services revenues

(135.7)

SI revenues and sales of telecommunications equipment

IP/packet communications services revenues

+111.6

Other revenues

+33.4

(Billions of yen)

4,999.1

4,998.1

Fixed voice

Mobile voice

(8.3)

Systems Integration

Telecommunications equipment

Fixed IP/packet

Mobile IP/packet

Fixed IP/packet : +62.8 Mobile IP/packet : +48.8

Fixed voice : (92.7)

Mobile voice : (43.0)

Systems Integration : +5.4

Telecommunications equipment (Fixed-line) : (1.3)

Telecommunications equipment (Mobile) : (12.4)

FY2010/2Q

FY2009/2Q

Operating Expenses

[year-on-year: (79.2) ]

4,351.3

FY2009/2Q

(42.9)

(30.3) (5.5)

(0.6)

Depreciation expenses and loss on disposal of assets

Expenses for purchase of goods and services and other expenses

Personnel expenses

Other expenses

4,272.1

FY2010/2Q

– 23 – Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2010

18,939.1

(Billions of yen)

September 30, 2010

Assets

18,939.1

Depreciable Assets (property, plant and equipment)

8,665.6

Deferred Tax Assets (non-current) 828.9

Liabilities

9,168.2 Interest-Bearing Debt 4,491.7 Liability for Employees’ Retirement Benefits 1,447.8

Equity

9,770.9

Treasury Stock (1,205.8)

18,743.4

Assets

18,743.4 [(195.6)]

Depreciable Assets (property, plant and equipment)

8,481.8 [(183.8)]

Deferred Tax Assets (non-current) 858.0 [+29.0]

Liabilities

8,708.5 [(459.7)] Interest-Bearing Debt 4,338.1 (153.6) Liability for Employees’ Retirement Benefits 1,464.4 [+16.6]

Equity

10,034.9 [+264.1] Treasury Stock (1,205.9) [(0.0)]

– 24 – Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

2,128.9 1,987.1 2,145.1

1,960.0

897.2

97.7

315.8

16.4 71.3 32.2 162.3

201.2

985.5

102.3

336.5

19.5 91.3 39.3 166.2

230.1

892.1

55.8

316.1

10.9 72.1 44.1 171.3

221.3

839.0

61.1

309.8

13.0 72.7 39.6 171.3

171.2

Other

NTT DOCOMO (Consolidated) NTT DATA (Consolidated) NTT (Holding Company) NTT Communications NTT West NTT East

FY2007/2Q FY2008/2Q FY2009/2Q FY2010/2Q

FY2007 FY2008 FY2009 FY2010E

– 25 – Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2010/2Q

(Billions of yen)

	NTT Consolidated (1) (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	4,999.1	231.0	951.7	868.0	509.0	533.7	2,138.2
Change year-on-year	1.0	12.5	5.3	(8.1)	(23.5)	0.9	(7.7)
(% change)	0.0%	5.8%	0.6%	(0.9)%	(4.4)%	0.2%	(0.4)%
Operating Expenses	4,272.1	71.0	905.6	833.5	467.3	508.3	1,606.7
Change year-on-year	(79.2)	(2.8)	(8.5)	(24.9)	(12.3)	8.9	(53.9)
(% change)	(1.8)%	(3.9)%	(0.9)%	(2.9)%	(2.6)%	1.8%	(3.2)%
Operating Income	727.0	159.9	46.1	34.4	41.6	25.3	531.5
Change year-on-year	80.2	15.4	13.8	16.7	(11.2)	(8.0)	46.2
(% change)	12.4%	10.7%	43.0%	94.8%	(21.2)%	(24.1)%	9.5%
Income Before Income Taxes (2)	710.3	156.4	56.8	44.7	50.6	23.0	527.0
Change year-on-year	66.7	9.6	12.5	20.0	(11.2)	(7.3)	47.1
(% change)	10.4%	6.6%	28.4%	80.9%	(18.2)%	(24.1)%	9.8%
Net Income	315.2 (3)	155.2	36.3	33.7	26.3	12.1	309.7 (4)
Change year-on-year	33.0	10.6	2.3	13.7	(10.1)	(3.1)	25.0
(% change)	11.7%	7.4%	6.9%	68.6%	(27.9)%	(20.6)%	8.8%

(1) The number of consolidated subsidiaries is 551 and the number of companies accounted for under the equity method is 90.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

—26—
Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' FY2010 Financial Forecasts

NTT

(Billions of yen)

	NTT Consolidated (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**10,140.0**	**389.0**	**1,945.0**	**1,753.0**	**1,035.0**	**1,160.0**	**4,209.0**
Change year-on-year	(41.4)	9.9	16.3	(27.8)	(44.2)	17.0	(75.4)
(% change)	(0.4)%	2.6%	0.8%	(1.6)%	(4.1)%	1.5%	(1.8)%
Change from the Initial Forecasts	(20.0)	(3.0)	25.0	12.0	0.0	(40.0)	(13.0)
Operating Expenses	**8,960.0**	**159.0**	**1,880.0**	**1,716.0**	**955.0**	**1,085.0**	**3,369.0**
Change year-on-year	(103.7)	(6.4)	(1.0)	(46.3)	(26.7)	23.7	(81.2)
(% change)	(1.1)%	(3.9)%	(0.1)%	(2.6)%	(2.7)%	2.2%	(2.4)%
Change from the Initial Forecasts	(35.0)	(4.0)	15.0	0.0	0.0	(25.0)	(13.0)
Operating Income	**1,180.0**	**230.0**	**65.0**	**37.0**	**80.0**	**75.0**	**840.0**
Change year-on-year	62.3	16.4	17.3	18.5	(17.5)	(6.6)	5.8
(% change)	5.6%	7.7%	36.5%	100.3%	(18.0)%	(8.2)%	0.7%
Change from the Initial Forecasts	15.0	1.0	10.0	12.0	0.0	(15.0)	0.0
Income Before[(1)] Income Taxes	**1,150.0**	**224.0**	**85.0**	**49.0**	**90.0**	**70.0**	**838.0**
Change year-on-year	29.9	8.4	13.2	18.6	(18.5)	(5.7)	1.8
(% change)	2.7%	3.9%	18.5%	61.5%	(17.1)%	(7.6)%	0.2%
Change from the Initial Forecasts	(5.0)	(8.0)	10.0	12.0	0.0	(17.0)	(5.0)
Net Income	**500.0**[(2)]	**223.0**	**51.0**	**38.0**	**49.0**	**36.5**	**497.0**[(3)]
Change year-on-year	7.7	7.2	0.4	13.1	(11.6)	0.8	2.2
(% change)	1.6%	3.4%	0.9%	53.0%	(19.3)%	2.3%	0.4%
Change from the Initial Forecasts	0.0	(9.0)	6.0	9.0	(3.0)	(10.5)	0.0

(1) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(2) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(3) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

—27—

Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

?INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA and mova services.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

-1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar. -FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

(9) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar. -FY Results/FY Forecast: Sum of number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

– 28 – Copyright (c) 2010 Nippon Telegraph and Telephone Corporation

November 9, 2010

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2010

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2010 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Niitsu and Mr. Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	September 30, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	536,644	523,088	(13,555)
Antenna facilities	6,068	5,796	(271)
Terminal equipment	83,337	78,514	(4,823)
Local line facilities	807,620	804,419	(3,200)
Long-distance line facilities	4,764	4,259	(505)
Engineering facilities	636,588	630,229	(6,358)
Submarine line facilities	1,722	1,533	(189)
Buildings	487,827	475,827	(11,999)
Construction in progress	29,150	32,770	3,619
Other	261,842	255,086	(6,755)
Total property, plant and equipment	2,855,567	2,811,527	(44,040)
Intangible fixed assets	103,461	99,856	(3,605)
Total fixed assets - telecommunications businesses	2,959,029	2,911,384	(47,645)
Investments and other assets
Other investments and assets	271,691	270,093	(1,597)
Allowance for doubtful accounts	(1,425)	(1,135)	289
Total investments and other assets	270,266	268,957	(1,308)
Total fixed assets	3,229,295	3,180,342	(48,953)

Current assets:
Cash and bank deposits	138,155	81,152	(57,003)
Notes receivable	68	806	737
Accounts receivable, trade	293,993	272,981	(21,011)
Supplies	35,496	34,965	(530)
Other current assets	45,982	104,624	58,642
Allowance for doubtful accounts	(2,748)	(2,954)	(206)
Total current assets	510,947	491,575	(19,371)

TOTAL ASSETS	3,740,243	3,671,918	(68,325)

	(Millions of yen)
	March 31, 2010	September 30, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	758,743	735,924	(22,818)
Liability for employees’ retirement benefits	280,650	279,558	(1,092)
Reserve for unused telephone cards	15,397	15,693	296
Asset retirement obligations	—	685	685
Other long-term liabilities	12,930	11,330	(1,599)
Total long-term liabilities	1,067,721	1,043,192	(24,528)
Current liabilities:
Current portion of long-term borrowings from parent company	90,595	78,116	(12,478)
Accounts payable, trade	95,670	61,961	(33,709)
Short-term borrowings	—	1,000	1,000
Accrued taxes on income	8,143	7,917 *	(225)
Other current liabilities	366,885	365,793	(1,091)
Total current liabilities	561,294	514,789	(46,505)

TOTAL LIABILITIES	1,629,015	1,557,982	(71,033)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	276,505	279,317	2,812
Total shareholders’ equity	2,111,231	2,114,043	2,812
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(4)	(108)	(103)
Total unrealized gains (losses), translation adjustments, and others	(4)	(108)	(103)

TOTAL NET ASSETS	2,111,227	2,113,935	2,708

TOTAL LIABILITIES AND NET ASSETS	3,740,243	3,671,918	(68,325)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	892,099		888,411		(3,687)	1,790,369
Operating expenses	860,268		843,126		(17,142)	1,746,500
Operating income from telecommunications businesses	31,830		45,284		13,454	43,868

Supplementary businesses:
Operating revenues	54,271		63,325		9,053	138,283
Operating expenses	53,849		62,482		8,632	134,518
Operating income from supplementary businesses	421		842		421	3,765
Operating income	32,252		46,127		13,875	47,634

Non-operating revenues:
Interest income	16		66		50	46
Dividends received	3,795		1,796		(1,998)	3,814
Lease and rental income	25,461		22,799		(2,662)	54,519
Miscellaneous income	1,468		4,191		2,723	3,253
Total non-operating revenues	30,742		28,855		(1,886)	61,633

Non-operating expenses:
Interest expenses	5,724		5,587		(137)	11,451
Lease and rental expenses	10,677		10,591		(86)	21,417
Miscellaneous expenses	2,325		1,953		(371)	4,648
Total non-operating expenses	18,728		18,132		(596)	37,517
Recurring profit	44,265		56,850		12,584	71,750
Special profits	9,250		—		(9,250)	9,829
Income before income taxes	53,516		56,850		3,333	81,580
Income taxes	19,539	*	20,538	*	999	31,031
Net income	33,977		36,312		2,334	50,549

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	Three months ended September 30, 2009		Three months ended September 30, 2010		Increase (Decrease)
Telecommunications businesses:
Operating revenues	449,959		447,163		(2,796)
Operating expenses	429,860		424,347		(5,512)
Operating income from telecommunications businesses	20,099		22,815		2,715

Supplementary businesses:
Operating revenues	28,879		34,304		5,425
Operating expenses	28,587		34,853		6,266
Operating income (losses) from supplementary businesses	291		(548)		(840)
Operating income	20,391		22,266		1,874

Non-operating revenues:
Interest income	8		27		19
Dividends received	3,383		1,562		(1,821)
Lease and rental income	12,642		11,137		(1,504)
Miscellaneous income	625		2,492		1,867
Total non-operating revenues	16,659		15,220		(1,439)

Non-operating expenses:
Interest expenses	2,879		2,764		(114)
Lease and rental expenses	5,445		5,602		156
Miscellaneous expenses	1,365		1,345		(20)
Total non-operating expenses	9,690		9,712		21
Recurring profit	27,360		27,774		414
Special profits	4,646		—		(4,646)
Income before income taxes	32,007		27,774		(4,232)
Income taxes	11,828	*	9,512	*	(2,316)
Net income	20,178		18,262		(1,916)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	419,035	380,027	(39,007)	(9.3)	816,170
Monthly charge revenues*	287,692	260,718	(26,973)	(9.4)	562,912
Call rates revenues*	43,842	36,832	(7,010)	(16.0)	84,126
Interconnection call revenues*	52,035	51,024	(1,010)	(1.9)	101,115
IP services revenues	312,551	355,035	42,483	13.6	645,510
Leased circuit services revenues (excluding IP services revenues)	78,697	75,676	(3,021)	(3.8)	154,574
Telegram services revenues	10,089	9,406	(682)	(6.8)	20,671
Other telecommunications services revenues	71,725	68,265	(3,460)	(4.8)	153,442

Telecommunications total revenues	892,099	888,411	(3,687)	(0.4)	1,790,369

Supplementary business total revenues	54,271	63,325	9,053	16.7	138,283

Total operating revenues	946,370	951,736	5,365	0.6	1,928,653

*	Partial listing only

	(Millions of yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	207,723	188,056	(19,666)	(9.5)
Monthly charge revenues*	142,447	129,104	(13,343)	(9.4)
Call rates revenues*	21,468	18,033	(3,435)	(16.0)
Interconnection call revenues*	25,692	25,312	(380)	(1.5)
IP services revenues	159,075	179,994	20,918	13.2
Leased circuit services revenues (excluding IP services revenues)	38,984	37,727	(1,256)	(3.2)
Telegram services revenues	4,373	4,053	(320)	(7.3)
Other telecommunications services revenues	39,802	37,331	(2,471)	(6.2)

Telecommunications total revenues	449,959	447,163	(2,796)	(0.6)

Supplementary business total revenues	28,879	34,304	5,425	18.8

Total operating revenues	478,839	481,468	2,629	0.5

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	53,516	56,850	3,333	81,580
Depreciation and amortization	205,677	202,616	(3,061)	409,107
Loss on disposal of property, plant and equipment	9,147	11,522	2,374	22,817
Gains on sales of fixed assets	(9,250)	—	9,250	(9,829)
Increase (decrease) in liability for employees’ retirement benefits	3,665	(1,092)	(4,757)	(4,819)
(Increase) decrease in accounts receivable	25,010	20,105	(4,905)	2,204
(Increase) decrease in inventories	(4,329)	399	4,729	1,918
Increase (decrease) in accounts payable and accrued expenses	(61,925)	(63,341)	(1,415)	(3,536)
Increase (decrease) in accrued consumption tax	966	3,523	2,557	809
Other	1,228	19,159	17,930	50,044

Sub-total	223,707	249,743	26,035	550,296
Interest and dividends received	3,811	1,863	(1,948)	3,856
Interest paid	(5,736)	(5,770)	(33)	(11,420)
Income taxes received (paid)	(24,252)	(19,194)	5,057	(24,929)

Net cash provided by (used in) operating activities	197,530	226,641	29,111	517,802
Cash flows from investing activities:
Payments for property, plant and equipment	(237,663)	(189,172)	48,491	(451,531)
Proceeds from sale of property, plant and equipment	11,179	3,105	(8,074)	12,674
Payments for purchase of investment securities	(2,051)	(553)	1,498	(2,215)
Proceeds from sale of investment securities	311	2,040	1,728	353
Other	(244)	(154)	89	2,025

Net cash provided by (used in) investing activities	(228,468)	(184,735)	43,732	(438,693)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	200,000	—	(200,000)	200,000
Payments for settlement of long-term debt	(100,245)	(35,297)	64,947	(105,809)
Net increase (decrease) in short-term borrowings	(74,992)	1,000	75,992	(125,000)
Payments for settlement of lease obligations	(295)	(1,674)	(1,378)	(2,706)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(9,032)	(69,471)	(60,439)	(67,015)
Net increase (decrease) in cash and cash equivalents	(39,970)	(27,565)	12,405	12,093
Cash and cash equivalents at beginning of period	132,671	144,764	12,093	132,671

Cash and cash equivalents at end of period	92,700	117,199	24,498	144,764

November 9, 2010

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2010

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2010 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	September 30, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	521,075	519,807	(1,268)
Antenna facilities	8,466	8,130	(335)
Terminal equipment	20,813	21,360	546
Local line facilities	838,843	836,129	(2,714)
Long-distance line facilities	3,551	3,248	(303)
Engineering facilities	586,802	581,811	(4,991)
Submarine line facilities	2,396	2,175	(220)
Buildings	432,441	424,964	(7,476)
Construction in progress	32,574	31,673	(900)
Other	236,439	231,161	(5,277)
Total property, plant and equipment	2,683,403	2,660,461	(22,941)
Intangible fixed assets	96,688	89,628	(7,060)
Total fixed assets - telecommunications businesses	2,780,091	2,750,089	(30,002)
Investments and other assets
Other investments and assets	205,022	205,848	826
Allowance for doubtful accounts	(516)	(416)	99
Total investments and other assets	204,505	205,432	926
Total fixed assets	2,984,597	2,955,521	(29,075)

Current assets:
Cash and bank deposits	124,065	80,372	(43,693)
Notes receivable	17	0	(17)
Accounts receivable, trade	280,946	250,148	(30,798)
Supplies	24,102	26,545	2,443
Other current assets	46,149	75,033	28,884
Allowance for doubtful accounts	(2,399)	(2,648)	(248)
Total current assets	472,882	429,452	(43,429)

TOTAL ASSETS	3,457,479	3,384,974	(72,505)

	(Millions of yen)
	March 31, 2010	September 30, 2010	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	966,527	931,813	(34,714)
Liability for employees’ retirement benefits	296,001	290,224	(5,776)
Reserve for unused telephone cards	14,560	14,840	280
Asset retirement obligations	—	337	337
Other long-term liabilities	18,060	17,015	(1,045)
Total long-term liabilities	1,295,149	1,254,231	(40,918)
Current liabilities:
Current portion of long-term borrowings from parent company	151,170	180,799	29,628
Accounts payable, trade	84,546	56,861	(27,684)
Accrued taxes on income	1,093	819 *	(273)
Other current liabilities	417,879	376,013	(41,865)
Total current liabilities	654,690	614,495	(40,194)

TOTAL LIABILITIES	1,949,839	1,868,726	(81,113)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus	1,170,054	1,170,054	—
Earned surplus	25,529	34,321	8,791
Total shareholders’ equity	1,507,583	1,516,375	8,791
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	56	(127)	(183)
Total unrealized gains (losses), translation adjustments, and others	56	(127)	(183)

TOTAL NET ASSETS	1,507,640	1,516,247	8,607

TOTAL LIABILITIES AND NET ASSETS	3,457,479	3,384,974	(72,505)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	812,094		798,792		(13,302)	1,622,163
Operating expenses	792,768		764,973		(27,795)	1,597,993
Operating income from telecommunications businesses	19,325		33,818		14,493	24,169

Supplementary businesses:
Operating revenues	64,122		69,240		5,117	158,658
Operating expenses	65,759		68,601		2,842	164,352
Operating income (losses) from supplementary businesses	(1,636)		639		2,275	(5,693)
Operating income	17,689		34,457		16,768	18,475

Non-operating revenues:
Interest income	4		3		(0)	9
Dividends received	1,423		2,140		716	1,434
Lease and rental income	20,776		22,428		1,651	40,730
Miscellaneous income	2,318		2,005		(312)	8,988
Total non-operating revenues	24,523		26,578		2,054	51,163

Non-operating expenses:
Interest expenses	8,713		8,208		(505)	17,225
Lease and rental expenses	7,335		6,868		(467)	15,695
Miscellaneous expenses	1,416		1,196		(220)	6,379
Total non-operating expenses	17,466		16,273		(1,192)	39,300
Recurring profit	24,746		44,762		20,015	30,338
Income before income taxes	24,746		44,762		20,015	30,338
Income taxes	4,699	*	10,967	*	6,267	5,494
Net income	20,047		33,795		13,747	24,844

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	Three months ended September 30, 2009		Three months ended September 30, 2010		Increase (Decrease)
Telecommunications businesses:
Operating revenues	405,942		399,133		(6,808)
Operating expenses	392,752		381,321		(11,430)
Operating income from telecommunications businesses	13,189		17,811		4,621

Supplementary businesses:
Operating revenues	34,522		40,259		5,737
Operating expenses	35,940		40,796		4,856
Operating losses from supplementary businesses	(1,418)		(537)		880
Operating income	11,771		17,273		5,502

Non-operating revenues:
Interest income	1		1		(0)
Dividends received	3		4		0
Lease and rental income	10,292		11,206		914
Miscellaneous income	832		1,013		180
Total non-operating revenues	11,131		12,226		1,095

Non-operating expenses:
Interest expenses	4,382		4,127		(255)
Lease and rental expenses	3,724		3,570		(153)
Miscellaneous expenses	593		548		(44)
Total non-operating expenses	8,700		8,246		(453)
Recurring profit	14,202		21,253		7,050
Income before income taxes	14,202		21,253		7,050
Income taxes	3,306	*	5,429	*	2,123
Net income	10,896		15,824		4,927

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	409,533	373,302	(36,230)	(8.8)	798,161
Monthly charge revenues*	281,113	256,511	(24,602)	(8.8)	550,982
Call rates revenues*	39,326	32,445	(6,880)	(17.5)	74,949
Interconnection call revenues*	56,911	55,977	(933)	(1.6)	110,527
IP services revenues	255,022	284,209	29,187	11.4	525,558
Leased circuit services revenues (excluding IP services revenues)	70,596	67,112	(3,483)	(4.9)	140,428
Telegram services revenues	11,710	10,744	(965)	(8.2)	24,195
Other telecommunications services revenues	65,232	63,421	(1,810)	(2.8)	133,818

Telecommunications total revenues	812,094	798,792	(13,302)	(1.6)	1,622,163

Supplementary business total revenues	64,122	69,240	5,117	8.0	158,658

Total operating revenues	876,217	868,032	(8,184)	(0.9)	1,780,821

*	Partial listing only

	(Millions of yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	202,844	184,825	(18,019)	(8.9)
Monthly charge revenues*	139,220	127,076	(12,143)	(8.7)
Call rates revenues*	19,307	15,934	(3,372)	(17.5)
Interconnection call revenues*	28,172	27,856	(316)	(1.1)
IP services revenues	130,043	143,847	13,804	10.6
Leased circuit services revenues (excluding IP services revenues)	35,073	33,386	(1,686)	(4.8)
Telegram services revenues	5,239	4,804	(434)	(8.3)
Other telecommunications services revenues	32,741	32,268	(473)	(1.4)

Telecommunications total revenues	405,942	399,133	(6,808)	(1.7)

Supplementary business total revenues	34,522	40,259	5,737	16.6

Total operating revenues	440,464	439,392	(1,071)	(0.2)

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	24,746	44,762	20,015	30,338
Depreciation and amortization	198,092	188,946	(9,145)	394,191
Loss on disposal of property, plant and equipment	7,173	7,769	596	20,997
Increase (decrease) in liability for employees’ retirement benefits	1,670	(5,776)	(7,447)	(8,695)
(Increase) decrease in accounts receivable	34,324	31,870	(2,454)	3,677
(Increase) decrease in inventories	598	(4,436)	(5,034)	3,810
Increase (decrease) in accounts payable and accrued expenses	(66,048)	(61,973)	4,075	(1,339)
Increase (decrease) in accrued consumption tax	2,169	939	(1,230)	1,498
Other	996	(9,334)	(10,331)	45,202

Sub-total	203,722	192,767	(10,955)	489,681
Interest and dividends received	1,429	2,145	716	1,445
Interest paid	(8,736)	(8,228)	508	(17,766)
Income taxes received (paid)	4,590	(3,025)	(7,615)	2,578

Net cash provided by (used in) operating activities	201,005	183,658	(17,347)	475,938

Cash flows from investing activities:
Payments for property, plant and equipment	(197,940)	(199,227)	(1,287)	(385,574)
Proceeds from sale of property, plant and equipment	867	1,261	394	2,456
Payments for purchase of investment securities	(429)	—	429	(429)
Proceeds from sale of investment securities	425	13	(412)	450
Other	463	(1,023)	(1,486)	494

Net cash provided by (used in) investing activities	(196,613)	(198,976)	(2,362)	(382,603)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	110,000	20,000	(90,000)	140,000
Payments for settlement of long-term debt	(83,016)	(25,085)	57,931	(158,333)
Net increase (decrease) in short-term borrowings	(33,994)	999	34,994	(25,994)
Payments for settlement of lease obligations	(7,575)	(918)	6,657	(8,951)
Dividends paid	(13,004)	(25,003)	(11,999)	(13,004)

Net cash provided by (used in) financing activities	(27,591)	(30,007)	(2,416)	(66,283)
Net increase (decrease) in cash and cash equivalents	(23,198)	(45,325)	(22,126)	27,051
Cash and cash equivalents at beginning of period	106,470	133,522	27,051	106,470

Cash and cash equivalents at end of period	83,271	88,196	4,924	133,522

November 9, 2010

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2010

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2010. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2010	September 30, 2010	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,984	141,359	(4,625)
Antenna facilities	1,756	1,727	(29)
Terminal equipment	1,180	1,153	(27)
Local line facilities	797	764	(33)
Long-distance line facilities	8,728	8,198	(529)
Engineering facilities	56,876	56,115	(761)
Submarine line facilities	14,029	12,479	(1,549)
Buildings	126,148	126,607	458
Construction in progress	15,428	9,396	(6,032)
Other	85,626	88,260	2,634
Total property, plant and equipment	456,557	446,062	(10,495)
Intangible fixed assets	82,188	73,383	(8,805)
Total fixed assets - telecommunications businesses	538,746	519,445	(19,300)
Investments and other assets
Investments in subsidiaries and affiliated companies	167,860	173,638	5,777
Other investments and assets	179,436	171,636	(7,800)
Allowance for doubtful accounts	(294)	(279)	15
Total investments and other assets	347,003	344,995	(2,007)
Total fixed assets	885,749	864,441	(21,308)

Current assets:
Cash and bank deposits	42,673	47,354	4,681
Notes receivable	59	84	24
Accounts receivable, trade	192,761	167,226	(25,534)
Supplies	6,576	7,110	534
Other current assets	45,594	32,275	(13,318)
Allowance for doubtful accounts	(1,633)	(1,517)	115
Total current assets	286,031	252,533	(33,497)

TOTAL ASSETS	1,171,781	1,116,975	(54,806)

	(Millions of yen)
	March 31, 2010	September 30, 2010		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	144,383	142,346		(2,036)
Liability for employees’ retirement benefits	76,841	78,743		1,901
Reserve for point services	3,377	3,975		597
Reserve for unused telephone cards	6,442	6,566		123
Asset retirement obligations	—	602		602
Other long-term liabilities	25,126	15,865		(9,260)
Total long-term liabilities	256,172	248,099		(8,073)
Current liabilities:
Current portion of long-term borrowings from parent company	44,337	44,205		(132)
Accounts payable, trade	27,289	19,390		(7,899)
Short-term borrowings	374	321		(53)
Accounts payable, other	181,152	127,609		(53,543)
Accrued taxes on income	828	708	*	(120)
Allowance for losses on construction	285	30		(255)
Asset retirement obligations	—	23		23
Other current liabilities	23,957	26,694		2,736
Total current liabilities	278,227	218,983		(59,243)

TOTAL LIABILITIES	534,400	467,082		(67,317)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	259,058	270,383		11,324
Total shareholders’ equity	602,437	613,762		11,324
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	35,057	36,130		1,072
Deferred gains or losses on hedges	(113)	—		113
Total unrealized gains (losses), translation adjustments, and others	34,943	36,130		1,186

TOTAL NET ASSETS	637,381	649,892		12,511

TOTAL LIABILITIES AND NET ASSETS	1,171,781	1,116,975		(54,806)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009		Six months ended September 30, 2010		Increase (Decrease)	Year ended March 31, 2010
Telecommunications businesses:
Operating revenues	456,351		437,069		(19,281)	908,160
Operating expenses	402,815		394,542		(8,273)	807,966
Operating income from telecommunications businesses	53,536		42,527		(11,008)	100,193

Supplementary businesses:
Operating revenues	76,224		71,932		(4,291)	171,108
Operating expenses	76,917		72,841		(4,076)	173,787
Operating losses from supplementary businesses	(692)		(908)		(215)	(2,679)
Operating income	52,843		41,619		(11,223)	97,513

Non-operating revenues:
Interest income	49		31		(17)	72
Dividends received	7,108		8,097		989	7,903
Lease and rental income	7,319		6,947		(371)	14,430
Miscellaneous income	1,173		568		(605)	2,679
Total non-operating revenues	15,649		15,645		(4)	25,085

Non-operating expenses:
Interest expenses	2,393		1,517		(876)	4,173
Lease and rental expenses	3,970		4,058		87	8,761
Miscellaneous expenses	161		1,015		854	1,138
Total non-operating expenses	6,525		6,590		65	14,072
Recurring profit	61,967		50,673		(11,293)	108,526
Special losses	—		3,262		3,262	—
Income before income taxes	61,967		47,411		(14,556)	108,526
Income taxes	25,458	*	21,085	*	(4,372)	47,831
Net income	36,509		26,325		(10,183)	60,695

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

	(Millions of yen)
	Three months ended September 30, 2009		Three months ended September 30, 2010		Increase (Decrease)
Telecommunications businesses:
Operating revenues	227,418		218,359		(9,058)
Operating expenses	200,314		197,523		(2,790)
Operating income from telecommunications businesses	27,104		20,835		(6,268)

Supplementary businesses:
Operating revenues	37,586		38,482		895
Operating expenses	37,562		39,051		1,489
Operating income (losses) from supplementary businesses	24		(569)		(593)
Operating income	27,128		20,266		(6,861)

Non-operating revenues:
Interest income	14		13		(1)
Dividends received	2,409		2,539		130
Lease and rental income	3,616		3,446		(169)
Miscellaneous income	579		64		(514)
Total non-operating revenues	6,619		6,064		(554)

Non-operating expenses:
Interest expenses	1,027		760		(267)
Lease and rental expenses	2,034		2,059		25
Miscellaneous expenses	21		53		32
Total non-operating expenses	3,084		2,874		(210)
Recurring profit	30,663		23,457		(7,206)
Special losses	—		3,262		3,262
Income before income taxes	30,663		20,194		(10,468)
Income taxes	12,525	*	9,591	*	(2,933)
Net income	18,137		10,603		(7,534)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2010
Voice transmission services revenues (excluding IP services revenues)	192,410	178,862	(13,547)	(7.0)	378,944
IP services revenues	182,371	181,065	(1,305)	(0.7)	364,871
Open computer network services revenues*	81,357	81,398	40	0.0	163,121
IP-Virtual private network services revenues*	39,675	37,509	(2,165)	(5.5)	78,092
Wide-Area Ethernet services revenues*	28,992	28,026	(966)	(3.3)	57,678
Data communications revenues (excluding IP services revenues)	61,174	56,135	(5,038)	(8.2)	120,154
Leased circuit services revenues*	44,675	42,414	(2,260)	(5.1)	88,571
Solution services revenues	83,400	79,751	(3,648)	(4.4)	186,539
Others	13,219	13,187	(32)	(0.2)	28,759

Total operating revenues	532,575	509,002	(23,572)	(4.4)	1,079,268

*	Partial listing only

	(Millions of yen)
	Three months ended September 30, 2009	Three months ended September 30, 2010	Increase (Decrease)	Percent Increase (Decrease)

Voice transmission services revenues (excluding IP services revenues)	95,640	89,208	(6,432)	(6.7)
IP services revenues	91,413	90,631	(782)	(0.9)
Open computer network services revenues*	41,113	40,641	(472)	(1.1)
IP-Virtual private network services revenues*	19,671	18,681	(990)	(5.0)
Wide-Area Ethernet services revenues*	14,424	13,936	(487)	(3.4)
Data communications revenues (excluding IP services revenues)	30,304	28,024	(2,279)	(7.5)
Leased circuit services revenues*	22,193	21,224	(969)	(4.4)
Solution services revenues	41,179	42,416	1,236	3.0
Others	6,468	6,561	93	1.4

Total operating revenues	265,005	256,842	(8,163)	(3.1)

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2009	Six months ended September 30, 2010	Increase (Decrease)	Year ended March 31, 2010
Cash flows from operating activities:
Income before income taxes	61,967	47,411	(14,556)	108,526
Depreciation and amortization	58,946	57,126	(1,820)	118,448
Loss on disposal of property, plant and equipment	1,323	1,481	157	6,507
Gains on sales of fixed assets	(59)	(0)	59	(247)
Increase (decrease) in allowance for doubtful accounts	(138)	(131)	7	317
Increase (decrease) in liability for employees’ retirement benefits	2,464	1,901	(563)	3,917
(Increase) decrease in accounts receivable	19,050	22,711	3,661	591
(Increase) decrease in inventories	(575)	(2,115)	(1,540)	762
Increase (decrease) in accounts payable and accrued expenses	(13,808)	(20,259)	(6,450)	(653)
Increase (decrease) in accrued consumption tax	2,061	(634)	(2,695)	2,052
Other	(8,779)	897	9,677	(4,100)

Sub-total	122,451	108,387	(14,064)	236,122
Interest and dividends received	7,157	8,128	970	7,975
Interest paid	(2,774)	(1,054)	1,719	(4,822)
Income taxes received (paid)	14,939	(34,163)	(49,103)	14,544

Net cash provided by (used in) operating activities	141,774	81,297	(60,477)	253,818

Cash flows from investing activities:
Payments for property, plant and equipment	(71,767)	(60,991)	10,776	(112,670)
Proceeds from sale of property, plant and equipment	724	331	(393)	1,004
Payments for purchase of investment securities	(1,033)	(22,045)	(21,011)	(27,177)
Proceeds from sale of investment securities	2	10,246	10,243	15
Proceeds from long-term loans receivable	—	—	—	112
Other	(2,617)	(1,196)	1,420	(3,276)

Net cash provided by (used in) investing activities	(74,691)	(73,655)	1,035	(141,992)

Cash flows from financing activities:
Payments for settlement of long-term debt	(69,870)	(2,168)	67,701	(122,121)
Net increase (decrease) in short-term borrowings	—	(57)	(57)	374
Payments for settlement of lease obligations	(3,293)	(2,279)	1,013	(7,388)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(88,164)	(19,506)	68,657	(144,135)

Effect of exchange rate changes on cash and cash equivalents	(189)	(199)	(10)	(14)
Net increase (decrease) in cash and cash equivalents	(21,270)	(12,064)	9,205	(32,322)
Cash and cash equivalents at beginning of period	93,077	60,755	(32,322)	93,077

Cash and cash equivalents at end of period	71,807	48,690	(23,117)	60,755

November 9, 2010

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2010

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2010	B As of Jun. 30, 2010	C As of Sept. 30, 2010			D As of Mar. 31, 2011 (Revised Forecast)		[Ref.] As of Mar. 31, 2011 (Forecast when previous annual results were announced)
			E				F
				Change	Progress		Change
				C-A	E/F		D-A
Telephone Subscriber Lines	33,238	32,493	31,774	(1,464)	49.5%	30,281	(2,957)	30,213
NTT East	16,394	16,022	15,662	(732)	48.5%	14,884	(1,510)	14,884
NTT West	16,844	16,470	16,112	(732)	50.6%	15,397	(1,447)	15,330
INS-Net	5,092	4,955	4,830	(262)	44.1%	4,499	(593)	4,467
NTT East	2,646	2,573	2,506	(140)	41.3%	2,306	(340)	2,306
NTT West	2,446	2,382	2,325	(121)	47.9%	2,192	(253)	2,160
INS-Net 64	4,648	4,523	4,408	(240)	44.0%	4,102	(546)	4,075
NTT East	2,361	2,295	2,234	(127)	40.9%	2,050	(311)	2,050
NTT West	2,287	2,227	2,174	(113)	47.9%	2,051	(235)	2,025
INS-Net 1500	44	43	42	(2)	45.8%	40	(5)	39
NTT East	29	28	27	(1)	45.2%	26	(3)	26
NTT West	16	15	15	(1)	46.7%	14	(2)	14
Telephone Subscriber Lines + INS-Net	38,330	37,447	36,604	(1,725)	48.6%	34,780	(3,550)	34,680
NTT East	19,040	18,595	18,168	(872)	47.1%	17,190	(1,850)	17,190
NTT West	19,290	18,852	18,436	(853)	50.2%	17,590	(1,700)	17,490
Public Telephones	283,161	276,013	265,519	(17,642)	67.9%	257,161	(26,000)	257,161
NTT East	137,992	134,737	128,641	(9,351)	93.5%	127,992	(10,000)	127,992
NTT West	145,169	141,276	136,878	(8,291)	51.8%	129,169	(16,000)	129,169
FLET’S ISDN	241	227	216	(25)	44.0%	185	(56)	185
NTT East	119	112	107	(12)	38.0%	86	(33)	86
NTT West	122	115	110	(12)	52.4%	98	(23)	98
FLET’S ADSL	3,381	3,253	3,136	(245)	42.4%	2,802	(579)	2,802
NTT East	1,700	1,628	1,565	(135)	38.6%	1,350	(350)	1,350
NTT West	1,681	1,625	1,571	(110)	48.0%	1,452	(229)	1,452
FLET’S Hikari	13,251	13,839	14,240	989	47.1%	15,351	2,100	15,351
NTT East	7,533	7,873	8,088	555	44.4%	8,783	1,250	8,783
NTT West	5,718	5,967	6,152	434	51.1%	6,568	850	6,568
FLET’S Hikari Next*	2,210	2,817	3,362	1,152	41.1%	5,010	2,800	5,010
NTT East	1,642	2,017	2,322	680	35.8%	3,542	1,900	3,542
NTT West	568	800	1,040	472	52.4%	1,468	900	1,468
Hikari Denwa	10,142	10,648	11,104	963	45.8%	12,242	2,100	12,242
NTT East	5,420	5,691	5,931	511	42.5%	6,620	1,200	6,620
NTT West	4,722	4,957	5,174	452	50.2%	5,622	900	5,622
Conventional Leased Circuit Services	297	292	289	(8)	37.0%	275	(22)	275
NTT East	148	145	143	(4)	31.2%	134	(14)	134
NTT West	149	147	146	(4)	46.9%	141	(8)	141
High Speed Digital Services	188	183	180	(8)	44.6%	171	(17)	171
NTT East	100	97	96	(4)	35.8%	89	(11)	89
NTT West	88	86	84	(4)	60.0%	82	(6)	82
NTT Group Major ISPs	11,280	11,424	11,496	216	41.6%	11,800	520	11,800
OCN*	7,892	8,035	8,096	203	49.9%	8,300	408	8,300
Plala*	3,050	3,053	3,067	17	34.4%	3,100	50	3,100
Video Services	—	—	—	—	—	—	—	—
Hikari TV	1,009	1,098	1,204	195	49.8%	1,400	391	1,400
FLET’S TEREBI Transmission Services	270	335	403	132	24.1%	819	549	819
NTT East	240	295	348	108	22.5%	720	480	720
NTT West	30	40	54	24	35.1%	99	69	99
Mobile	56,082	56,515	56,895	812	45.9%	57,850	1,770	57,450
FOMA*	53,203	54,162	54,940	1,737	50.9%	56,610	3,410	56,220
i-mode	48,992	49,061	48,914	(77)	64.2%	48,870	(120)	49,170
FOMA*	47,330	47,758	47,876	545	61.9%	48,210	880	48,530
sp-mode	—	—	270	—	—	—	—	—

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(4)	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,803,000 as of Sept. 30, 2010, and are forecasted to be 1,920,000 as of Mar. 31, 2011(Revised Forecast).

	(6)	Changes in number of Mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2011 (Revised Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA* service subscriptions.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2009	B As of Sept. 30, 2010		C As of Mar. 31, 2011 (Revised Forecast)(1)	[Ref.] As of Mar. 31, 2011 (Forecast when previous annual results were announced)(1)
			Change
			B-A
NTT Consolidated	205,950	206,300	350	206,750	190,150
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900	2,900
NTT East	6,300	6,350	50	5,750	5,750
NTT West	5,800	5,750	(50)	5,550	5,550
NTT Communications	8,450	8,400	(50)	8,250	8,350
NTT DATA (Consolidated)	34,050	38,900	4,850	50,550	35,850
NTT DOCOMO (Consolidated)	22,850	23,050	200	23,050	22,600
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	40,200	38,200	(2,000)	35,400	35,400
West Outsourcing Companies	43,650	40,550	(3,100)	37,250	37,150

Notes:	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		— As of Mar. 31, 2011 (Forecast when previous annual results were announced): (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,550 employees)

		— As of Mar. 31, 2011 (Revised Forecast): (East Outsourcing Companies: 1,300 employees; West Outsourcing Companies: 1,600 employees)

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30, 2009	B Six Months Ended Sept. 30, 2010			C Year Ending Mar. 31, 2011 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	892.1	839.0	(53.1)	42.8%	1,960.0	1,960.0
Core Group Companies
NTT (Holding Company)	10.9	13.0	2.1	35.2%	37.0	38.0
NTT East	221.3	171.2	(50.0)	39.8%	430.0	430.0
NTT West	171.3	171.3	(0.0)	45.1%	380.0	380.0
NTT Communications	44.1	39.6	(4.5)	33.6%	118.0	118.0
NTT DATA (Consolidated)	72.1	72.7	0.5	48.5%	150.0	150.0
NTT DOCOMO (Consolidated)	316.1	309.8	(6.4)	45.9%	675.0	675.0

Notes:	(1)	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2011 (Revised Forecast) include: 155.0 billion yen for voice transmission, 50.0 billion yen for data transmission, 200.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 21.0 billion yen for joint facilities and others for NTT East; 178.0 billion yen for voice transmission, 50.0 billion yen for data transmission, 137.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 12.0 billion yen for joint facilities and others for NTT West; and 64.0 billion yen for voice transmission, 15.0 billion yen for data transmission, 3.0 billion yen for leased circuit, 2.0 billion yen for R&D facilities, and 34.0 billion yen for joint facilities and others for NTT Communications.

	(2)	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2011 (Revised Forecast) include approximately 190.0 billion yen and 120.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 93% for NTT East and 89% for NTT West as of Mar. 31, 2011.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2009	B Six Months Ended Sept. 30, 2010			C Year Ending Mar. 31, 2011 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
		Change		Progress
		B-A		B/C
NTT Consolidated (US GAAP)
Operating Revenues	4,998.1	4,999.1	1.0	49.3%	10,140.0	10,160.0
Fixed Voice Related Services	1,194.4	1,101.7	(92.7)	—	—	—
Mobile Voice Related Services	1,084.6	1,041.6	(43.0)	—	—	—
IP/Packet Communications Services	1,536.0	1,647.5	111.6	—	—	—
Sales of Telecommunications Equipment	295.7	282.0	(13.7)	—	—	—
System Integration	567.1	572.5	5.4	—	—	—
Other	320.4	353.8	33.4	—	—	—
Operating Expenses	4,351.3	4,272.1	(79.2)	47.7%	8,960.0	8,995.0
Cost of Services (exclusive of items shown separately below)	1,177.7	1,180.0	2.2	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	387.3	366.9	(20.4)	—	—	—
Cost of System Integration (exclusive of items shown separately below)	361.4	366.7	5.4	—	—	—
Depreciation and Amortization	997.0	964.4	(32.6)	—	—	—
Impairment Loss	0.5	0.3	(0.2)	—	—	—
Selling, General and Administrative Expenses	1,427.4	1,393.7	(33.7)	—	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—	—
Operating Income	646.8	727.0	80.2	61.6%	1,180.0	1,165.0
Income Before Income Taxes	643.6	710.3	66.7	61.8%	1,150.0	1,155.0
Net Income Attributable to NTT	282.2	315.2	33.0	63.0%	500.0	500.0
(Ref.) Details of “Cost of Sales (Cost of Services, Cost of Equipment Sold, and Cost of System Integration)” and “Selling, General and Administrative Expenses”
Personnel	990.6	985.1	(5.5)	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,185.7	2,155.4	(30.3)	—	—	—
Loss on Disposal of Property, Plant and Equipment	64.6	54.3	(10.3)	—	—	—
Other Expenses	113.0	112.6	(0.4)	—	—	—
Total	3,353.8	3,307.4	(46.5)	—	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	218.4	231	12.5	59.4%	389.0	392.0
Operating Expenses	73.8	71	(2.8)	44.7%	159.0	163.0
Operating Income	144.5	159.9	15.4	69.6%	230.0	229.0
Non-Operating Revenues	24.6	22.9	(1.7)	50.9%	45.0	47.0
Non-Operating Expenses	22.4	26.4	4.0	51.9%	51.0	44.0
Recurring Profit	146.7	156.4	9.6	69.8%	224.0	232.0
Net Income	144.6	155.2	10.6	69.6%	223.0	232.0

4.	Financial Results and Projections (NTT East, NTT West) (Billions of yen

	(Billions of yen)
	A Six Months Ended Sept. 30, 2009	B Six Months Ended Sept. 30, 2010			C Year Ending Mar. 31, 2011 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	946.3	951.7	5.3	48.9%	1,945.0	1,920.0
Voice Transmission Services (excluding IP)(1)	419.0	380.0	(39.0)	51.4%	739.0	733.0
IP Services(2)	312.5	355.0	42.4	49.0%	724.0	724.0
Leased Circuit (excluding IP)	78.6	75.6	(3.0)	51.5%	147.0	145.0
Telegraph	10.0	9.4	(0.6)	52.3%	18.0	18.0
Other	71.7	68.2	(3.4)	41.5%	317.0	300.0
Supplementary Business	54.2	63.3	9.0
Operating Expenses	914.1	905.6	(8.5)	48.2%	1,880.0	1,865.0
Personnel	63.3	58.4	(4.9)	50.4%	116.0	116.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	595.3	591.6	(3.7)	47.8%	1,238.0	1,223.0
Depreciation and Amortization	201.6	198.9	(2.7)	49.6%	401.0	405.0
Loss on Disposal of Property, Plant and Equipment	16.5	19.2	2.6	37.7%	51.0	47.0
Taxes and Public Dues	37.1	37.3	0.2	50.5%	74.0	74.0
Operating Income	32.2	46.1	13.8	71.0%	65.0	55.0
Non-Operating Revenues	30.7	28.8	(1.8)	51.5%	56.0	56.0
Non-Operating Expenses	18.7	18.1	(0.5)	50.4%	36.0	36.0
Recurring Profit	44.2	56.8	12.5	66.9%	85.0	75.0
Net Income	33.9	36.3	2.3	71.2%	51.0	45.0
NTT West (JPN GAAP)
Operating Revenues	876.2	868.0	(8.1)	49.5%	1,753.0	1,741.0
Voice Transmission Services (excluding IP)(1)	409.5	373.3	(36.2)	51.1%	730.0	726.0
IP Services(2)	255.0	284.2	29.1	48.9%	581.0	578.0
Leased Circuit (excluding IP)	70.5	67.1	(3.4)	50.8%	132.0	132.0
Telegraph	11.7	10.7	(0.9)	51.2%	21.0	20.0
Other	65.2	63.4	(1.8)	45.9%	289.0	285.0
Supplementary Business	64.1	69.2	5.1
Operating Expenses	858.5	833.5	(24.9)	48.6%	1,716.0	1,716.0
Personnel	62.8	54.9	(7.9)	49.9%	110.0	110.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	550.8	541.3	(9.5)	48.3%	1,121.0	1,121.0
Depreciation and Amortization	194.5	185.8	(8.6)	49.7%	374.0	374.0
Loss on Disposal of Property, Plant and Equipment	15.5	17.1	1.6	39.9%	43.0	43.0
Taxes and Public Dues	34.7	34.2	(0.4)	50.4%	68.0	68.0
Operating Income	17.6	34.4	16.7	93.1%	37.0	25.0
Non-Operating Revenues	24.5	26.5	2.0	55.4%	48.0	48.0
Non-Operating Expenses	17.4	16.2	(1.1)	45.2%	36.0	36.0
Recurring Profit	24.7	44.7	20.0	91.4%	49.0	37.0
Net Income	20.0	33.7	13.7	88.9%	38.0	29.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2010 include monthly charges, call charges and interconnection charges of 260.7 billion yen, 36.8 billion yen and 51.0 billion yen for NTT East, and 256.5 billion yen, 32.4 billion yen and 55.9 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the six months ended Sept. 30, 2010 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 206.4 billion yen and 62.9 billion yen for NTT East, and 156.0 billion yen and 51.4 billion yen for NTT West, respectively.

— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2009	B Six Months Ended Sept. 30, 2010			C Year Ending Mar. 31, 2011 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	532.5	509.0	(23.5)	49.2%	1,035.0	1,035.0
Voice Transmission Services (excluding IP)(1)	192.4	178.8	(13.5)	51.8%	345.0	340.0
IP Services(1)	182.3	181.0	(1.3)	49.6%	365.0	363.0
Data Transmission Services (excluding IP)(1)	61.1	56.1	(5.0)	51.5%	109.0	109.0
Leased Circuit*(1)	44.6	42.4	(2.2)	49.9%	85.0	85.0
Solutions Business	83.4	79.7	(3.6)	42.0%	190.0	196.0
Other	13.2	13.1	(0.0)	50.7%	26.0	27.0
Operating Expenses	479.7	467.3	(12.3)	48.9%	955.0	955.0
Personnel	47.0	47.1	0.0	49.6%	95.0	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	229.9	217.2	(12.7)	48.8%	728.0	728.0
Communication Network Charges	135.2	138.0	2.7
Depreciation and Amortization	58.9	55.9	(2.9)	50.4%	111.0	111.0
Loss on Disposal of Property, Plant and Equipment	2.5	3.0	0.5	34.4%	9.0	9.0
Taxes and Public Dues	5.9	5.9	(0.0)	49.6%	12.0	12.0
Operating Income	52.8	41.6	(11.2)	52.0%	80.0	80.0
Non-Operating Revenues	15.6	15.6	(0.0)	74.5%	21.0	21.0
Non-Operating Expenses	6.5	6.5	0.0	59.9%	11.0	11.0
Recurring Profit	61.9	50.6	(11.2)	56.3%	90.0	90.0
Net Income	36.5	26.3	(10.1)	53.7%	49.0	52.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(2)	532.8	533.7	0.9	46.0%	1,160.0	1,200.0
Public & Financial IT Services	353.3	347.7	(5.6)	45.3%	767.0	791.0
Global IT Services	162.7	165.7	3.0	45.7%	363.0	389.0
Solutions & Technologies	73.5	79.5	5.9	46.2%	172.0	181.0
Elimination or Corporate	(56.8)	(59.2)	(2.4)	41.7%	(142.0)	(161.0)
Cost of Sales	405.3	412.0	6.7	46.6%	884.0	907.0
Gross Profit	127.4	121.6	(5.8)	44.1%	276.0	293.0
Selling and General Expense	94.0	96.2	2.2	47.9%	201.0	203.0
Operating Income	33.4	25.3	(8.0)	33.9%	75.0	90.0
Non-Operating Income (Loss)	(3.0)	(2.3)	0.7	46.8%	(5.0)	(3.0)
Recurring Profit	30.3	23.0	(7.3)	32.9%	70.0	87.0
Net Income	15.2	12.1	(3.1)	33.2%	36.5	47.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,145.8	2,138.2	(7.7)	50.8%	4,209.0	4,222.0
Wireless Services	1,893.3	1,899.0	5.7	50.7%	3,745.0	3,745.0
Mobile Services	1,766.2	1,735.5	(30.7)	51.0%	3,405.0	3,405.0
Voice	978.3	898.5	(79.8)	52.9%	1,699.0	1,706.0
Packet Communications	787.9	837.0	49.1	49.1%	1,706.0	1,699.0
Other revenues	127.1	163.5	36.4	48.1%	340.0	340.0
Equipment sales	252.5	239.2	(13.4)	51.5%	464.0	477.0
Operating Expenses	1,660.6	1,606.7	(53.9)	47.7%	3,369.0	3,382.0
Personnel	126.8	129.4	2.6	48.8%	265.0	267.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,001.9	982.1	(19.8)	47.4%	2,071.0	2,073.0
Depreciation and Amortization	337.8	322.0	(15.8)	47.1%	683.0	682.0
Loss on Disposal of Property, Plant and Equipment	18.6	12.6	(6.0)	28.7%	44.0	49.0
Communication Network Charges	155.8	141.1	(14.7)	52.9%	267.0	271.0
Taxes and Public Dues	19.6	19.5	(0.1)	49.9%	39.0	40.0
Operating Income	485.2	531.5	46.2	63.3%	840.0	840.0
Non-Operating Income (Loss)	(5.3)	(4.5)	0.9	223.1%	(2.0)	3.0
Income Before Income Taxes	479.9	527.0	47.1	62.9%	838.0	843.0
Net Income Attributable to NTT DOCOMO	284.7	309.7	25.0	62.3%	497.0	497.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the six months ended Sept. 30, 2010 include revenues from telephone subscriber lines (94.9 billion yen). Operating Revenues from IP Services include revenues from OCN (81.3 billion yen), IP-VPN (37.5 billion yen) and Wide-area Ethernet (28.0 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (2.2 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (2.0 billion yen) and high-speed digital (18.2 billion yen).

	(2)	Segmentation of operating revenues for NTT DATA has been revised from the fiscal year ending Mar. 31, 2011. As for the six months ended Sept. 30, 2010, operating revenues according to the revised segmentation are shown for reference.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2010 (From Apr. to Jun., 2010)	Three Months Ended Sept. 30, 2010 (From Jul. to Sept., 2010)	Six Months Ended Sept. 30, 2009 (From Apr. to Sept., 2009)	Six Months Ended Sept. 30, 2010 (From Apr. to Sept., 2010)	Year Ended Mar. 31, 2010	Year Ending Mar. 31, 2011 (Revised forecast)	Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,940	2,940	2,990	2,940	2,980	2,940	2,930
Telephone Subscriber Lines ARPU	2,580	2,580	2,620	2,580	2,620	2,580	2,570
INS-NET Subscriber Lines ARPU	5,180	5,190	5,240	5,180	5,240	5,170	5,170
FLET’S Hikari ARPU	5,820	5,900	5,690	5,860	5,740	5,890	5,890
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,810	2,810	2,850	2,810	2,850	2,800	2,790
Telephone Subscriber Lines ARPU	2,490	2,500	2,530	2,490	2,530	2,490	2,490
INS-NET Subscriber Lines ARPU	4,980	4,980	5,040	4,980	5,040	4,980	4,920
FLET’S Hikari ARPU	5,830	5,890	5,730	5,860	5,780	5,910	5,930
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,190	5,200	5,430	5,190	5,350	5,100	5,110
Voice ARPU (FOMA+mova)	2,680	2,660	2,990	2,670	2,900	2,540	2,550
Packet ARPU (FOMA+mova)	2,510	2,540	2,440	2,520	2,450	2,560	2,560
Mobile Aggregate ARPU (FOMA)	5,260	5,260	5,590	5,260	5,480	5,150	5,170
Voice ARPU (FOMA)	2,670	2,660	2,990	2,670	2,900	2,530	2,550
Packet ARPU (FOMA)	2,590	2,600	2,600	2,590	2,580	2,620	2,620
Mobile Aggregate ARPU (mova)	3,330	3,310	3,530	3,320	3,460	3,260	3,230
Voice ARPU (mova)	2,770	2,750	2,920	2,760	2,870	2,710	2,710
Packet ARPU (mova)	560	560	610	560	590	550	520

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

			—	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges attributable to our FOMA and mova services.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced): Average expected active Number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12

			—	FY (Revised forecast): Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2010	As of Sept. 30, 2010	As of Mar. 31, 2011 (Revised Forecast)	As of Mar. 31, 2011 (Forecast when previous annual results were announced)
Interest-Bearing Liabilities	4,491.7	4,338.1	4,600.0	4,300.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2010	Six months Ended Sept. 30, 2010	Year Ending Mar. 31, 2011 (Revised Forecast)	Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
EBITDA	3,240.8 billion yen	1,724.5 billion yen	3,240.0 billion yen	3,220.0 billion yen
EBITDA Margin	31.8%	34.5%	32.0%	31.7%
Operating FCF	1,253.7 billion yen	885.5 billion yen	1,280.0 billion yen	1,260.0 billion yen
ROCE	5.4%	—	5.6%	5.6%

Note :	Reconciliation of Indices are as follows.

		Year Ended Mar. 31, 2010	Six Months Ended Sept. 30, 2010	Year Ending Mar. 31, 2011 (Revised Forecast)	Year Ending Mar. 31, 2011 (Forecast when previous annual results were announced)
EBITDA (a+b)		3,240.8 billion yen	1,724.5 billion yen	3,240.0 billion yen	3,220.0 billion yen
a	Operating Income	1,117.7 billion yen	727.0 billion yen	1,180.0 billion yen	1,165.0 billion yen
b	Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	997.5 billion yen	2,060.0 billion yen	2,055.0 billion yen
EBITDA Margin [(c/d)X100]		31.8%	34.5%	32.0%	31.7%
a	Operating Income	1,117.7 billion yen	727.0 billion yen	1,180.0 billion yen	1,165.0 billion yen
b	Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	997.5 billion yen	2,060.0 billion yen	2,055.0 billion yen
c	EBITDA (a+b)	3,240.8 billion yen	1,724.5 billion yen	3,240.0 billion yen	3,220.0 billion yen
d	Operating Revenues	10,181.4 billion yen	4,999.1 billion yen	10,140.0 billion yen	10,160.0 billion yen
Operating FCF [(c-d)]		1,253.7 billion yen	885.5 billion yen	1,280.0 billion yen	1,260.0 billion yen
a	Operating Income	1,117.7 billion yen	727.0 billion yen	1,180.0 billion yen	1,165.0 billion yen
b	Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,123.1 billion yen	997.5 billion yen	2,060.0 billion yen	2,055.0 billion yen
c	EBITDA (a+b)	3,240.8 billion yen	1,724.5 billion yen	3,240.0 billion yen	3,220.0 billion yen
d	Capital Investment	1,987.1 billion yen	839.0 billion yen	1,960.0 billion yen	1,960.0 billion yen
ROCE [(b/c)X100]		5.4%	—	5.6%	5.6%
a	Operating Income	1,117.7 billion yen	—	1,180.0 billion yen	1,165.0 billion yen
	(Normal Statutory Tax Rate)	41%	—	41%	41%
b	Operating Income X (1 - Normal Statutory Tax Rate)	660.3 billion yen	—	697.1 billion yen	688.3 billion yen
c	Operating Capital Employed	12,238.6 billion yen	—	12,504.4 billion yen	12,354.4 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2010	Six Months Ended Sept. 30, 2010
NTT Consolidated Capital Investment	1,987.1	839.0
Payments for Property, Plant and Equipment	1,370.9	746.6
Acquisition of Intangible and Other Assets	553.3	211.4
Other Differences	62.9	(119.0)

Financial Results for the Six Months Ended September 30, 2010

	(Billions of yen)
	Six Months Ended Sept. 30, 2010	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010
NTT Consolidated (US GAAP)
Operating Revenues	4,999.1	2,498.9	2,500.2
Fixed Voice Related Services	1,101.7	554.3	547.3
Mobile Voice Related Services	1,041.6	517.8	523.8
IP/Packet Communications Services	1,647.5	815.7	831.8
Sales of Telecommunications Equipment	282.0	166.1	115.8
System Integration	572.5	274.8	297.7
Other	353.8	170.1	183.7
Operating Expenses	4,272.1	2,159.3	2,112.9
Cost of Services (exclusive of items shown separately below)	1,180.0	579.0	601.0
Cost of Equipment Sold (exclusive of items shown separately below)	366.9	206.5	160.4
Cost of System Integration (exclusive of items shown separately below)	366.7	170.6	196.1
Depreciation and Amortization	964.4	482.2	482.2
Impairment Loss	0.3	0.2	0.1
Selling, General and Administrative Expenses	1,393.7	720.7	673.0
Write-down of goodwill and other intangible assets	—	—	—
Operating Income	727.0	339.7	387.3
Income Before Income Taxes	710.3	341.6	368.7
Net Income	315.2	155.9	159.3
(Ref.) Details of “Cost of Sales (Cost of Services, Cost of Equipment Sold, and Cost of System Integration)” and “Selling, General and Administrative Expenses”
Personnel	985.1	491.4	493.7
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,155.4	1,102.3	1,053.2
Loss on Disposal of Property, Plant and Equipment	54.3	25.2	29.1
Other Expenses	112.6	57.9	54.6
Total	3,307.4	1,676.9	1,630.5
NTT (Holding Company) (JPN GAAP)
Operating Revenues	231.0	193.1	37.8
Operating Expenses	71.0	34.5	36.4
Operating Income	159.9	158.5	1.4
Non-Operating Revenues	22.9	11.7	11.1
Non-Operating Expenses	26.4	9.9	16.5
Recurring Profit	156.4	160.4	(4.0)
Net Income	155.2	158.1	(2.8)

Financial	Results for the Six Months Ended September 30, 2010

	(Billions of yen)
	Six Months Ended Sept. 30, 2010	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010
NTT East (JPN GAAP)
Operating Revenues	951.7	470.2	481.4
Voice Transmission Services (excluding IP)(1)	380.0	191.9	188.0
IP Services(2)	355.0	175.0	179.9
Leased Circuit (excluding IP)	75.6	37.9	37.7
Telegraph	9.4	5.3	4.0
Other	68.2	30.9	37.3
Supplementary Business	63.3	29.0	34.3
Operating Expenses	905.6	446.4	459.2
Personnel	58.4	29.3	29.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	591.6	289.2	302.3
Depreciation and Amortization	198.9	100.2	98.6
Loss on Disposal of Property, Plant and Equipment	19.2	8.3	10.8
Taxes and Public Dues	37.3	19.1	18.2
Operating Income	46.1	23.8	22.2
Non-Operating Revenues	28.8	13.6	15.2
Non-Operating Expenses	18.1	8.4	9.7
Recurring Profit	56.8	29.0	27.7
Net Income	36.3	18.0	18.2
NTT West (JPN GAAP)
Operating Revenues	868.0	428.6	439.3
Voice Transmission Services (excluding IP)(1)	373.3	188.4	184.8
IP Services(2)	284.2	140.3	143.8
Leased Circuit (excluding IP)	67.1	33.7	33.3
Telegraph	10.7	5.9	4.8
Other	63.4	31.1	32.2
Supplementary Business	69.2	28.9	40.2
Operating Expenses	833.5	411.4	422.1
Personnel	54.9	27.2	27.6
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	541.3	264.0	277.2
Depreciation and Amortization	185.8	93.4	92.4
Loss on Disposal of Property, Plant and Equipment	17.1	8.5	8.5
Taxes and Public Dues	34.2	18.1	16.1
Operating Income	34.4	17.1	17.2
Non-Operating Revenues	26.5	14.3	12.2
Non-Operating Expenses	16.2	8.0	8.2
Recurring Profit	44.7	23.5	21.2
Net Income	33.7	17.9	15.8

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Sept. 30, 2010 include monthly charges, call charges and interconnection charges of 129.1 billion yen, 18.0 billion yen and 25.3 billion yen for NTT East, and 127.0 billion yen, 15.9 billion yen and 27.8 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Sept. 30, 2010 include FLET’S Hikari and Hikari Denwa (including monthly charges, call charges and connection device charges) of 105.3 billion yen and 32.1 billion yen for NTT East, and 79.5 billion yen and 26.4 billion yen for NTT West, respectively.

		— FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

Financial Results for the Six Months Ended September 30, 2010

	(Billions of yen)
	Six Months Ended Sept. 30, 2010	Three Months Ended Jun. 30, 2010	Three Months Ended Sept. 30, 2010
NTT Communications (JPN GAAP)
Operating Revenues	509.0	252.1	256.8
Voice Transmission Services (excluding IP)	178.8	89.6	89.2
IP Services	181.0	90.4	90.6
Data Transmission Services (excluding IP)	56.1	28.1	28.0
Leased Circuit*	42.4	21.1	21.2
Solutions Business	79.7	37.3	42.4
Other	13.1	6.6	6.5
Operating Expenses	467.3	230.8	236.5
Personnel	47.1	23.7	23.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	217.2	105.0	112.1
Communication Network Charges	138.0	69.1	68.8
Depreciation and Amortization	55.9	28.3	27.6
Loss on Disposal of Property, Plant and Equipment	3.0	1.5	1.5
Taxes and Public Dues	5.9	3.0	2.9
Operating Income	41.6	21.3	20.2
Non-Operating Revenues	15.6	9.5	6.0
Non-Operating Expenses	6.5	3.7	2.8
Recurring Profit	50.6	27.2	23.4
Net Income	26.3	15.7	10.6
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	533.7	261.5	272.2
Public & Financial IT Services	347.7	175.3	172.3
Global IT Services	165.7	75.7	89.9
Solutions & Technologies	79.5	39.3	40.1
Elimination or Corporate	(59.2)	(29.0)	(30.2)
Cost of Sales	412.0	199.9	212.0
Gross Profit	121.6	61.5	60.1
Selling and General Expense	96.2	48.6	47.6
Operating Income	25.3	12.8	12.5
Non-Operating Income (Loss)	(2.3)	(1.3)	(0.9)
Recurring Profit	23.0	11.4	11.5
Net Income	12.1	5.8	6.2
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,138.2	1,089.2	1,048.9
Wireless Services	1,899.0	943.9	955.1
Mobile Services	1,735.5	864.2	871.3
Voice	898.5	449.2	449.2
Packet Communications	837.0	414.9	422.1
Other Revenues	163.5	79.7	83.8
Equipment Sales	239.2	145.3	93.8
Operating Expenses	1,606.7	848.7	758.0
Personnel	129.4	65.8	63.6
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	982.1	539.3	442.8
Depreciation and Amortization	322.0	158.1	163.9
Loss on Disposal of Property, Plant and Equipment	12.6	5.5	7.1
Communication Network Charges	141.1	70.3	70.8
Taxes and Public Dues	19.5	9.8	9.7
Operating Income	531.5	240.5	291.0
Non-Operating Income (Loss)	(4.5)	0.0	(4.5)
Income Before Tax	527.0	240.6	286.4
Net Income	309.7	142.2	167.6

Note:	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Sept. 30, 2010 include revenues from telephone subscriber lines (47.6 billion yen). Operating Revenues from IP Services include revenues from OCN (40.6 billion yen), IP-VPN (18.6 billion yen) and Wide-area Ethernet (13.9 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.0 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.0 billion yen) and high-speed digital (9.1 billion yen).

* Partial listing only.